                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM U-13-60

                                  ANNUAL REPORT

                                 For the Period
             Beginning January 1, 2001 and Ending December 31, 2001

                                     to the

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       of

                            LG&E ENERGY SERVICES INC.
                            -------------------------
                        (Exact Name of Reporting Company)

                          a Subsidiary Service Company

                          -----------------------------
                            ("Mutual" or "Subsidiary")

Date of Incorporation: June 2, 2000

In not Incorporated, Date of Organization: N/A

State of Sovereign Power under which Incorporated or Organized: Kentucky

Location of Principal Executive Offices of Reporting Company: Louisville,
Kentucky

Name, title and address of officer to whom correspondence concerning this report should be addressed:

                            Mr. David Jackson
                            Company Secretary and General Counsel
                            Powergen plc
                            City Point
                            1 Ropemaker Street
                            London EC2Y 9HT
                            United Kingdom

Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                            POWERGEN plc

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                    Schedule or                  Page
Description of Schedules and Accounts                              Account Number               Number

Comparative Balance Sheet                                          Schedule I                    3
Service Company Property                                           Schedule II                   5
Accumulated Provision for Depreciation and Amortization of
    Service Company Property                                       Schedule III                  6
Investments                                                        Schedule IV                   7
Accounts Receivable from Associate Companies                       Schedule V                    8
Fuel Stock Expenses - Undistributed                                Schedule VI                   9
Stores Expense - Undistributed                                     Schedule VII                 10
Miscellaneous Current and Accrued Assets                           Schedule VIII                11
Miscellaneous Deferred Debits                                      Schedule IX                  12
Research, Development, or Demonstration Expenditures               Schedule X                   13
Proprietary Capital                                                Schedule XI                  14
Long-Term Debt                                                     Schedule XII                 15
Current and Accrued Liabilities                                    Schedule XIII                16
Notes to Financial Statements                                      Schedule XIV                 17
Comparative Income Statement                                       Schedule XV                  19
Analysis of Billing - Associate Companies                          Account 457                  20
Analysis of Billing - Non-associate Companies                      Account 458                  21
Analysis of Charges for Service - Associate and
    Non-associate Companies                                        Schedule XVI                 22
Schedule of Expense of Department or Service Function              Schedule XVII                23
Departmental Analysis of Salaries                                  Account 920                  29
Outside Services Employed                                          Account 923                  30
Employee Pensions and Benefits                                     Account 926                  43
General Advertising Expenses                                       Account 930.1                44
Miscellaneous General Expenses                                     Account 930.2                45
Rents                                                              Account 931                  46
Taxes Other than Income Taxes                                      Account 408                  47
Donations                                                          Account 426.1                48
Other Deductions                                                   Account 426.5                49
Notes to Statement of Income                                       Schedule XVIII               50
Financial Data                                                     Schedule XIX                 51

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Organization Chart
Methods of Allocation
Annual Statement of Compensation for Use of Capital Billed
Signature Clause

Supplemental Information, as required in merger order

      ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
      Schedule I - Comparative Balance Sheet

                                                                             CURRENT                  PRIOR

                                                                       -------------          -------------
      Service Company Property

  101 Service Company Property (Schedule II)                                       0                      0
  107 Construction work in Progress (Schedule II)                          1,961,718                      0

                                                                       -------------          -------------
      Total Property                                                       1,961,718                      0

                                                                       -------------          -------------

  108 Less Accumulated Provision for Deprec & Amort (Schedule III)                 0                      0

                                                                       -------------          -------------
      Net Service Company Property                                         1,961,718                      0

                                                                       -------------          -------------

      Investments

  123 Investments in associate Co's (Schedule IV)                                  0                      0
  124 Other Investments (Schedule IV)                                              0                      0
  128 Other Special Funds                                                          0                      0

                                                                       -------------          -------------
      Total Investments                                                            0                      0

                                                                       -------------          -------------

      Current and Accrued Assets

  131 Cash                                                               -16,479,192                      0
  134 Special deposits                                                             0                      0
  135 Working Funds                                                                0                      0
  136 Temporary Cash Investments (Schedule IV)                                     0                      0
  141 Notes Receivable                                                             0                      0
  143 Accounts Receivable                                                    127,334                      0
  144 Accumulated Provision for Uncollectible Accounts                             0                      0
  146 Accounts Receivable from Associate Co's (Schedule V)                76,596,908                      0
  145 Notes Receivable from Associated Co's                                        0                      0
  152 Fuel Stock Expenses Undistributed (Schedule VI)                              0                      0
  154 Materials and Supplies                                                       0                      0
  163 Stores Expense Undistributed (Schedule VII)                                  0                      0
  165 Prepayments                                                                  0                      0
  174 Misc. Current & Accrued Assets (Schedule VIII)                               0                      0

                                                                       -------------          -------------
      Total Current and Accrued Assets                                    60,245,050                      0

      Deferred Debits

  181 Unamortized Debt Expense                                                     0                      0
  184 Clearing Accounts                                                       37,845                      0
  186 Misc. Deferred Debits (Schedule IX)                                  2,701,342                      0
  188 Research, Develop. or Demonstrtn Expenditures (Schedule X)                   0                      0
  190 Accumulated. Deferred Income Taxes                                           0                      0

                                                                       -------------          -------------
      Total Deferred Debits                                                2,739,187                      0

      TOTAL ASSETS AND OTHER DEBITS                                       64,945,955                      0
                                                                       =============          =============

      Proprietary Capital

  201 Common Stock Issued (Schedule XI)                                          100                      0
  211 Misc. Paid-In-Capital (Schedule XI)                                        900                      0
  214 Cap Stock Expense-Common                                                     0                      0
214.2 Other Income-Minimum Pension Liability                                -996,526                      0
  215 Appropriated Retained Earnings                                               0                      0
  216 Unappropriated Retained Earnings (Schedule XI)                               0                      0

                                                                       -------------          -------------
                                                                            -995,526                      0

                                                                       -------------          -------------

      Long-Term Debt

  223 Advances from Associate Co's (Schedule XII)                                  0                      0
  224 Other Long-Term Debt (Schedule XII)                                          0                      0
  225 Unamortized Premium on Long-Term Debt                                        0                      0
  226 Unamortized Discount on Long-Term Debt-Debit                                 0                      0
  227 Capital Leases                                                               0                      0

                                                                       -------------          -------------
      Total Long-Term Debt                                                         0                      0

                                                                       -------------          -------------

      Current and Accrued Liabilities

228.2 Injuries and Damages                                                         0                      0
228.3 Accumulated. Provision for Pensions and Benefits                     1,653,788                      0
  231 Notes Payable                                                                0                      0
  232 Accounts Payable                                                    52,637,987                      0
  233 Notes Payable to Associate Co's (Schedule XIII)                              0                      0
  234 Account Payable to Associate Co's (Schedule XIII)                    5,933,611                      0
  235 Customer Deposits                                                            0                      0
  236 Taxes Accrued                                                        1,826,243                      0
  237 Interest Accrued                                                             0                      0
  238 Dividends Declared                                                           0                      0
  241 Tax Collections Payable                                                465,656                      0
  242 Misc. Current & Accrued Liabilities (Schedule XIII)                  3,763,055                      0

                                                                       -------------          -------------
      Total Current and Accrued Liabilities                               66,280,340                      0

                                                                       -------------          -------------

      Deferred Credits

  253 Other Deferred Credits                                                 325,492                      0
  255 Accumulated. Deferred Investment Tax Credits                                 0                      0

                                                                       -------------          -------------
      Total Deferred Credits                                                 325,492                      0

                                                                       -------------          -------------

  282 Accumulated. Deferred Income Taxes                                           0                      0
  283 Deferred Income Tax - Other                                           -664,351                      0

                                                                       -------------          -------------

      TOTAL LIABILITIES AND PROPRIETARY CAPITAL                           64,945,955                      0
                                                                       =============          =============

            ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
            For the Year Ended December 31, 2001

            Schedule II - Service Company Property

                                                     Balance at                                         Balance at
                                                     Beginning                                             Close
  Account                Description                  of Year          Debits            Credits          of Year
--------------------------------------------------------------------------------------------------------------------
    301     Organization                                   -                  -                  -                 -
    303     Misc. Intangible Plant                         -                  -                  -                 -
    389     Land & Land Rights                             -                  -                  -                 -
    390     Structures & Improvements                      -                  -                  -                 -
    391     Office Furniture & Equipment                   -                  -                  -                 -
    392     Transportation                                 -                  -                  -                 -
    397     Communication Equipment                        -                  -                  -                 -
    399     Other Tangible Property                        -                  -                  -                 -
                                                --------------------------------------------------------------------

                                     Subtotal              -                  -                  -                 -

    107     Construction Work In Progress                  -         23,481,757         21,520,039         1,961,718
                                                --------------------------------------------------------------------

                                        TOTAL                 -      23,481,757         21,520,039         1,961,718
                                                ====================================================================

            (1) Provide an explanation of those changes considered material:

            None

            (2) Subaccounts are required for each class of equipment owned. The Service Company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                                                                  Balance at
            Subaccount Description             Additions          Close of Year

            None                               None               None

            (3) Describe other Service Company Property:

            None

            ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
            For the Year Ended December 31, 2001

            Schedule III - Accumulated Provision for Depreciation and Amortization of Service Company Property.

                                                      Balance at                                    Balance at
                                                      Beginning                                        Close
  Account               Description                    of Year      Additions      Retirements        of Year
---------------------------------------------------------------------------------------------------------------

    301     Organization                                       0             0                0               0
    303     Misc. Intangible Plant                             0             0                0               0
    389     Land & Land Rights                                 0             0                0               0
    390     Structures & Improvements                          0             0                0               0
    391     Office Furniture & Equipment                       0             0                0               0
    392     Transportation                                     0             0                0               0
    397     Communication Equipment                            0             0                0               0
    399     Other Tangible Property                            0             0                0               0
                                                 --------------------------------------------------------------

                                            TOTAL              0             0                0               0

            (1) Provide an explanation of those changes considered material:

            None

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Schedule IV - Investments

Instructions:
Complete the following schedule concerning investments, Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc. Under Account 135, "Temporary Cash Investment," list each investment separately.

                                                                                Balance at
Description                                                        Beginning of Year   Close of Year

Account 123 - Investment in Associate Companies                                    0               0
Account 124 - Investment (Options on land purchase)                                0               0
Account 128 - Special Funds                                                        0               0
Account 134 - Special Deposits                                                     0               0
Account 136 - Temporary Cash Investment                                            0               0
                                                                -------------------------------------
                                                                                   0               0
                                                                =====================================

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Schedule V - Accounts Receivable from Associate Companies

Instructions:

Complete the following schedule listing accounts receivable from each associate company.

Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Account 146 - Accounts Receivable from Associate Companies

                                                                      BALANCE AT          BALANCE AT
                                                               BEGINNING OF YEAR         END OF YEAR
DESCRIPTION
LG&E Enertech Inc.                                                             0           2,717,239
LG&E Home Services Inc.                                                        0             580,669
LG&E Capital Corp.                                                             0           8,496,776
LG&E Credit Corp.                                                              0                  71
LG&E Capital Trimble County LLC                                                0             232,677
Louisville Gas and Electric Company                                            0          29,941,800
Kentucky Utilities Company                                                     0          19,357,860
Western Kentucky Energy Corp.                                                  0           1,480,823
LG&E Energy Corp.                                                              0           4,150,827
LG&E Power Inc.                                                                0           1,758,496
LG&E Energy Marketing Inc. (Continuing)                                        0           2,199,564
LG&E International Inc.                                                        0               1,438
LG&E Power Argentina II Inc.                                                   0              73,498
LG&E Power Development Inc. (Fairfax)                                          0           3,995,582
LG&E Energy Marketing Inc. (Discontinued)                                      0             807,387
CRC-Evans International Inc.                                                   0              51,963
Powergen plc                                                                   0             599,695
LG&E Power Development Inc. (Costa Mesa)                                       0             110,495
LG&E Energy Foundation Inc.                                                    0              40,048
                                                         --------------------------------------------
TOTAL                                                                          0          76,596,908
                                                         ============================================

Analysis of Convenience or Accommodation Payments:

                                                                          Amount
Louisville Gas and Electric Company                                   15,419,176
LG&E Capital Corp.                                                       108,501
LG&E Enertech Inc.                                                        40,596
Kentucky Utilities Company                                            15,243,241
Western Kentucky Energy Corp.                                          5,208,085
CRC-Evans International Inc.                                             641,172
LG&E Power Development Inc.  (Fairfax)                                     6,186
LG&E Energy Marketing Inc. (Discontinued)                                    477
LG&E Energy Marketing Inc. (Continuing)                                      566
LG&E Power Inc.                                                        1,797,562
                                                         ------------------------
                                                                      38,465,562
                                                         ========================

Convenience payments result primarily from the following items:

Risk Management Insurance                                             13,537,819
Workers Comp Insurance                                                 1,351,750
Pension Benefit Guaranty                                                 140,447
Long Term Disability Insurance                                           741,718
Life Insurance                                                         1,246,331
Dental Insurance                                                       1,436,196
Medical Insurance                                                     18,694,991
401k Employer Match                                                    1,316,310
                                                         ------------------------
                                                                      38,465,562
                                                         ========================

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Schedule VI - Fuel Stock Expenses Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associated company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description                                                            Labor    Expenses      Total

Account 152 - Fuel Stock Expenses - Undistributed                          0           0          0
                                                                ------------------------------------
                                TOTAL                                      0           0          0
                                                                ====================================

Summary:

Fuel functions provided by the service company include the procurement of coal and limestone and the transportation services to move the coal and limestone from the loading point to the power plant, monitor inventory level and forecasted requirements and make purchases as needed on a timely basis, prepare bid solicitations for coal and limestone, evaluate the bids, negotiate and write the contracts and purchase orders, and contract administration.

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Schedule VII - Stores Expense Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description                                                             Labor    Expenses      Total

Account 163 - Stores Expense - Undistributed                                0           0          0
                                                                 -----------------------------------
                                                            TOTAL           0           0          0
                                                                 ===================================

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Schedule VIII - Miscellaneous Current and Accrued Assets

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                               Balance at
Description                                                        Beginning of Year   Close of Year

Account 174 - Miscellaneous Current and Accrued Assets                             0               0
                                                                   ---------------------------------
                                                                                   0               0
                                                                   =================================

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Schedule IX - Miscellaneous Deferred Debits

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                                                Balance at
Description                                                        Beginning of Year   Close of Year
Account 186 - Miscellaneous Deferred Debits
              Intangible Pension Asset                                             0       2,701,342
                                                               -------------------------------------
                                                                                   0       2,701,342
                                                               =====================================

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Schedule X - Research, Development or Demonstration Expenditures

Instruction:
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                                                                       DIRECT
                                                                        COSTS
                                                                      CHARGED
                                                                      -------
Description

Account 188 - Research, Development,
or Demonstration Expenditures

NONE                                                                     NONE
                                                               --------------
TOTAL                                                                    NONE
                                                               ==============

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Schedule XI - Proprietary Capital

                                    Number of Shares     Par or Stated         Outstanding close
   Account No.    Class of Stock       Authorized       Value per Share     of Period No. of Shares    Total Amount
       201         Common Stock           100                $ 1.00                  100                  $ 100.00

Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

Description                                                                             Amount

Account 211 - Contributed Capital - Misc.                                                  900

Account 214 - Other Comprehensive Income - Minimum Pension Liability                  -996,526

Account 215 - Appropriated Retained Earnings                                                 0

                                                                        -----------------------
                                                            TOTAL                     -995,626
                                                                        =======================

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

Account 216 - Unappropriated Retained Earnings                          NONE

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Schedule XII - Long Term Debt

Instructions:
Advances from associate companies should be reported separately for advance on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                  Terms of Obligation                                 Balance at                          Balance at
                                  Class & Series of   Date of   Interest  Amount      Beginning                            Close
Name of Creditor                  Obligation          Maturity  Rate      Authorized  of Year      Additions  Deductions   of Year

Account 223 - Advances from
Associate Companies                                                       NONE                 0                                 0

Account 224 - Other Long-Term Debt                                                             0          0            0         0

                                                                                      --------------------------------------------
                                                      TOTAL                                    0          0            0         0
                                                                                      ============================================

Give an explanation of Deductions:
NONE

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Schedule XIII - Current and Accrued Liabilities

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                                      Balance at
Description                                                             Beginning of Year     Close of Year
Account 233 - Notes Payable to Associate Companies                       NONE                  NONE

Account 234 - Accounts Payable to Associate Companies

LG&E Capital Corp.                                                                      0         2,714,030
LG&E Enertech Inc.                                                                      0           422,283
Louisville Gas and Electric Company                                                     0           709,841
Kentucky Utilities Company                                                              0         1,443,739
Western Kentucky Energy Corp.                                                           0           158,956
LG&E Home Services Inc.                                                                 0             7,369
LG&E Energy Marketing Inc. (Continuing)                                                 0            45,301
Powergen plc                                                                            0           432,092
                                                                     ---------------------------------------
TOTAL                                                                                   0         5,933,611
                                                                     =======================================

Account 242 - Miscellaneous Current and Accrued Liabilities

Misc. Liability - Vested Vacation                                                       0         3,763,055
                                                                     ---------------------------------------
TOTAL                                                                                   0         3,763,055
                                                                     =======================================

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.

For the Year Ended December 31, 2001

Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements show elsewhere in this report may be indicated here by reference.

Note 1-  Summary of Significant Accounting Policies

A. Organization of the Company

LG&E Energy Services Inc. (the Company) is a wholly-owned subsidiary of LG&E Energy Corp (LEC), registered under the Public Utility Holding Company Act of 1934 (PUHCA). The Company was authorized to conduct business as a service company for LEC and its various subsidiaries by order of the Securities and Exchange Commission (SEC) dated December 6, 2000, which became effective January 1, 2001. The Company is organized along functional lines to accomplish its purpose of providing management, administrative, and technical services. These services are priced so that the Company operates on a break-even basis.

The Company maintains it accounts in accordance with PUHCA, as administered by the SEC, and has adopted a system of accounts consistent with that prescribed by the Federal Energy Regulatory Commission. The accounting policies of the Company conform to U.S. generally accepted accounting principles (GAAP).

B. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Temporary cash investments are carried at cost, which approximates fair value.

C. Income Taxes

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities and loss carryforwards. Deferred tax balances are based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse. The Company is part of the Powergen US Investments Corp. consolidated Federal income tax returns which includes LEC and all other eligible U.S. subsidiaries.

D. Management's Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent items at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

E. Fair Value of Financial Instruments

The carrying amounts of financial instruments on the Company's books are a reasonable estimate of their fair value.

Note 2 - Common Stock

The Company is authorized to issue 100 shares of common stock at a par value of one dollar ($1.00) per share. LEC holds all of the Company's common stock. At December 31, 2001 there were 100 shares outstanding.

Note 3 - Related Party Transactions

The Company has transactions in the normal course of business with other LEC subsidiaries. These transactions are primarily composed of services received or rendered. Intercompany receivables were approximately $76,596,908 at December 31, 2001. Intercompany payables totaled approximately $5,933,611 at December 31, 2001.

          ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
          For the Year Ended December 31, 2001
          Schedule XV Statement of Income

Account   Description
                                                                             CURRENT YEAR                 PRIOR YEAR
INCOME
      457 Services Rendered to Associate Companies                            245,156,275                          0
      458 Services Rendered to Non-Associate Companies                                  0                          0
      400 Sales Revenue - General                                                       0                          0
      415 Rev From Energy Cat                                                           0                          0
      419 Other Interest Inc                                                            0                          0
      421 Miscellaneous Income and Loss                                                 0                          0
                                                                           --------------             --------------
          TOTAL INCOME                                                        245,156,275                          0
EXPENSES
      901 Supervision                                                                   0                          0
      902 Meter Reading                                                             2,278                          0
      903 Customer Records & Collection Expenses                                  261,684                          0
      909 Informational & Instructional Adver.                                    130,151                          0
      912 Gen'l Marketing & Marketing Programs                                        794                          0
      913 Other Adver - Sales                                                       1,500                          0
      920 Salaries and Wages                                                   89,174,202                          0
      921 Office Supplies and Expenses                                         77,532,176                          0
      922 Administrative Expenses Transferred - Credit                                  0                          0
      923 Outside Services Employed                                            51,535,693                          0
      924 Property Insurance                                                          303                          0
      925 Injuries and Damages                                                    142,690                          0
      926 Employee Pensions and Benefits                                       11,026,395                          0
      928 Regulatory Commission Expenses                                          175,899                          0
    930.1 General Advertising Expenses                                            221,485                          0
    930.2 Miscellaneous General Expenses                                        1,967,375                          0
      931 Rents                                                                    56,603                          0
      932 Maintenance of Structures and Equipment                                       0                          0
      935 Mtce-Communication EQ                                                    10,401                          0
      401 Operation Expense                                                             0                          0
      403 Depreciation and Amortization Expense                                    80,657                          0
      408 Taxes other than Income Taxes                                         5,840,923                          0
      409 Income Taxes                                                           -165,699                          0
      410 Provision for Deferred Income Taxes                                           0                          0
      411 Provision for Deferred Income Taxes - Credit                                  0                          0
    411.5 Investment Tax Credit                                                         0                          0
      425 Amortization - Other                                                          0                          0
    426.1 Donations                                                                62,802                          0
    426.2 Life Insurance                                                          756,505                          0
    426.3 Penalties                                                                 1,502                          0
    426.4 Civic, Political & Related Act.                                         245,039                          0
    426.5 Other Deductions                                                      4,325,100                          0
      427 Interest on Long Term Debt                                                    0                          0
      430 Interest on Debt to Associate Companies                                       0                          0
      431 Other Interest Expense                                                1,769,817                          0
      588 Misc. Distribution Expenses                                                   0                          0
                                                                           --------------             --------------
          TOTAL EXPENSE                                                       245,156,275                          0
                                                                           --------------             --------------

          NET INCOME OR (LOSS)                                                          0                          0
                                                                           ==============             ==============

                          ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2001
                          Analysis of Billing

                          Associate Companies - Account 457

                                                            DIRECT             INDIRECT         COMPENSATION                TOTAL
                                                             COSTS                COSTS              FOR USE               AMOUNT
                                                           CHARGED              CHARGED           OF CAPITAL               BILLED
                                                    --------------       --------------       --------------       --------------
NAME OF ASSOCIATE COMPANY

Louisville Gas and Electric Company                    108,587,453            2,008,417                    0          110,595,871
Kentucky Utilities Company                              73,787,270            1,770,567                    0           75,557,837
Western Kentucky Energy Corp.                            4,837,859               41,874                    0            4,879,733
LG&E Energy Corp.                                        6,365,479            6,106,993                    0           12,472,472
LG&E Capital Corp.                                      27,055,995            2,133,565                    0           29,189,560
LG&E Home Services Inc.                                  1,190,323                    0                    0            1,190,323
LG&E Enertech Inc.                                       3,870,888               35,796                    0            3,906,684
LG&E Credit Corp.                                            1,761                    0                    0                1,761
LG&E Power Inc.                                          1,640,857              -18,201                    0            1,622,656
LG&E Energy Marketing Inc. (Continuing)                    346,204              -23,092                    0              323,111
LG&E Power Development Inc. (Fairfax)                    3,981,991              -11,344                    0            3,970,647
LG&E Energy Marketing Inc. (Discontinued)                  664,331               95,796                    0              760,127
Powergen plc                                               545,766                    0                    0              545,766
LG&E Power Development Inc. (Costa Mesa)                   110,223                    0                    0              110,223
LG&E Energy Foundation Inc.                                 29,504                    0                    0               29,504
                                                    --------------       --------------       --------------       --------------
TOTAL                                                  233,015,904           12,140,371                    0          245,156,275
                                                    ==============       ==============       ==============       ==============

                   ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC. For the Year Ended December 31, 2001
                   Analysis of Billing

                   Non-associate Companies - Account 458

                   Instruction:
                   Provide a brief description of the services rendered to each non-associate company:

                                            DIRECT               INDIRECT           COMPENSATION                  TOTAL
                                             COSTS                  COSTS                FOR USE                 AMOUNT
                                           CHARGED                CHARGED             OF CAPITAL                 BILLED
                                           -------               --------           ------------                 ------
NAME OF NON-ASSOCIATE COMPANY

NONE                                             0                      0                      0                      0
                                           -------               --------           ------------                 ------
TOTAL                                            0                      0                      0                      0
                                           =======               ========           ============                 ======

        ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.

        For the Year Ended December 31, 2001

        Schedule XVI - Analysis of Charges for Service - Associate and Non-associate Companies

                                                                ASSOCIATE COMPANY CHARGES             NON-ASSOCIATE COMPANY CHARGES

                                                            DIRECT      INDIRECT                    DIRECT    INDIRECT
ACCOUNT DESCRIPTION OF ITEMS                                  COST          COST         TOTAL        COST        COST       TOTAL
------- --------------------                           -----------    ----------   -----------     -------    --------       -----
    901 Supervision                                              0             0             0           0           0           0
    902 Meter Reading                                        2,278             0         2,278           0           0           0
    903 Customer Records and Collection Expenses           261,684             0       261,684           0           0           0
    909 Informational & Instructional Adver.               130,151             0       130,151           0           0           0
    912 Gen'l Marketing & Marketing Programs                   794             0           794           0           0           0
    913 Other Adver - Sales                                  1,500             0         1,500           0           0           0
    920 Salaries & Wages                                78,836,494    10,337,707    89,174,202           0           0           0
    921 Office Supplies & Expenses                      77,532,176             0    77,532,176           0           0           0
    922 Administrative Expense                                   0             0             0           0           0           0
    923 Outside Services Employed                       49,900,271     1,635,423    51,535,693           0           0           0
    924 Property Insurance                                     303             0           303           0           0           0
    925 Injuries and Damages                               140,974         1,716       142,690           0           0           0
    926 Employee Pensions and Benefits                  10,623,295       403,100    11,026,395           0           0           0
    928 Regulatory Commission Expense                      175,899             0       175,899           0           0           0
  930.1 General Advertising Expense                        221,485             0       221,485           0           0           0
  930.2 Miscellaneous General Expenses                   1,967,375             0     1,967,375           0           0           0
    931 Rents                                               56,603             0        56,603           0           0           0
    932 Maintenance of Structures and Equipment                  0             0             0           0           0           0
    935 Mtce-Communication EQ                               10,401             0        10,401           0           0           0
    401 Operation Expense                                        0             0             0           0           0           0
    403 Depreciation and Amortization Expenses              80,657             0        80,657           0           0           0
    408 Taxes Other than Income Taxes                    5,574,760       266,163     5,840,923           0           0           0
    409 Income Taxes                                      -165,699             0      -165,699           0           0           0
    410 Provision for Deferred Income Taxes                      0             0             0           0           0           0
    411 Provision for Deferred Income Taxes-Credit               0             0             0           0           0           0
  411.5 Investment Tax Credit                                    0             0             0           0           0           0
    425 Amortization - Other                                     0             0             0           0           0           0
  426.1 Donations                                           62,802             0        62,802           0           0           0
  426.2 Life Insurance                                     756,505             0       756,505           0           0           0
  426.3 Penalties                                            1,502             0         1,502           0           0           0
  426.4 Civic, Political & Related Act.                    245,039             0       245,039           0           0           0
  426.5 Other Deductions                                 3,881,242       443,858     4,325,100           0           0           0
    427 Interest on Long Term Debt                               0             0             0           0           0           0
    431 Other Interest Expense                           1,769,817             0     1,769,817           0           0           0
    588 Misc. Distribution Expenses                              0             0             0           0           0           0

                                                       ---------------------------------------     -------------------------------
        TOTAL EXPENSES                                 232,068,308    13,087,966   245,156,275           0           0           0
                                                       ---------------------------------------     -------------------------------

        457.3     Compensation for use of Equity                 0             0             0           0           0           0
        430       Interest on Debt to Associate Co               0             0             0           0           0           0

                                                       ---------------------------------------     -------------------------------
        TOTAL COST OF SERVICE                          232,068,308    13,087,966   245,156,275           0           0           0
                                                       =======================================     ===============================

                                                                             TOTAL CHARGES

                                                                 DIRECT     INDIRECT
ACCOUNT DESCRIPTION OF ITEMS                                       COST         COST          TOTAL
------- --------------------                                       ----         ----          -----
    901 Supervision                                                   0            0              0
    902 Meter Reading                                             2,278            0          2,278
    903 Customer Records and Collection Expenses                261,684            0        261,684
    909 Informational & Instructional Adver.                    130,151            0        130,151
    912 Gen'l Marketing & Marketing Programs                        794            0            794
    913 Other Adver - Sales                                       1,500            0          1,500
    920 Salaries & Wages                                     78,836,494   10,337,707     89,174,202
    921 Office Supplies & Expenses                           77,532,176            0     77,532,176
    922 Administrative Expense                                        0            0              0
    923 Outside Services Employed                            49,900,271    1,635,423     51,535,693
    924 Property Insurance                                          303            0            303
    925 Injuries and Damages                                    140,974        1,716        142,690
    926 Employee Pensions and Benefits                       10,623,295      403,100     11,026,395
    928 Regulatory Commission Expense                           175,899            0        175,899
  930.1 General Advertising Expense                             221,485            0        221,485
  930.2 Miscellaneous General Expenses                        1,967,375            0      1,967,375
    931 Rents                                                    56,603            0         56,603
    932 Maintenance of Structures and Equipment                       0            0              0
    935 Mtce-Communication EQ                                    10,401            0         10,401
    401 Operation Expense                                             0            0              0
    403 Depreciation and Amortization Expenses                   80,657            0         80,657
    408 Taxes Other than Income Taxes                         5,574,760      266,163      5,840,923
    409 Income Taxes                                           -165,699            0       -165,699
    410 Provision for Deferred Income Taxes                           0            0              0
    411 Provision for Deferred Income Taxes-Credit                    0            0              0
  411.5 Investment Tax Credit                                         0            0              0
    425 Amortization - Other                                          0            0              0
  426.1 Donations                                                62,802            0         62,802
  426.2 Life Insurance                                          756,505            0        756,505
  426.3 Penalties                                                 1,502            0          1,502
  426.4 Civic, Political & Related Act.                         245,039            0        245,039
  426.5 Other Deductions                                      3,881,242      443,858      4,325,100
    427 Interest on Long Term Debt                                    0            0              0
    431 Other Interest Expense                                1,769,817            0      1,769,817
    588 Misc. Distribution Expenses                                   0            0              0

                                                         ------------------------------------------
        TOTAL EXPENSES                                      232,068,308   13,087,966    245,156,275
                                                         ------------------------------------------

        457.3     Compensation for use of Equity                      0            0              0
        430       Interest on Debt to Associate Co                    0            0              0

                                                         ------------------------------------------
        TOTAL COST OF SERVICE                               232,068,308   13,087,966    245,156,275
                                                         ==========================================

        ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
        For the Year Ended December 31, 2001

        Schedule XVII - Schedule of Expense
        Distribution by Department or Service Function

        Instructions:
        Indicate each department or service function.
        (See Instruction 01-3 General Structure of
        Accounting System: Uniform System of Accounts).

ACCT    DESCRIPTION                                         TOTAL         SLS/MKT        CUS SRV       METR'G       REV CLL

    901 Supervision                                               -               -              -            -             -
    902 Meter Reading                                         2,278               -              -        2,278             -
    903 Customer Records & Collection Exp.                  261,684             130              -            -         1,865
    909 Infor. & Instruc. Adver                             130,151               -              -            -             -
    912 Gen'l Marketing & Marketing Programs                    794             712              -            -             -
    913 Other Adver - Sales                                   1,500           1,500              -            -             -
    920 Salaries and Wages                               89,174,202       5,129,983      5,594,303      618,267     1,116,285
    921 Office Supplies and Expenses                     77,532,176       3,320,939        107,585       13,346        50,867
    922 Administrative Expenses Transferred - Credit              -               -              -            -             -
    923 Outside Services Employed                        51,535,693       2,967,572      1,280,055       39,995       503,409
    924 Property Insurance                                      303               -              -            -             -
    925 Injuries and Damages                                142,690          18,550           (784)         (22)         (131)
    926 Employee Pensions and Benefits                   11,026,395         724,132        905,792       82,732       195,375
    928 Regulatory Commission Expenses                      175,899               -              -            -             -
  930.1 General Advertising Expenses                        221,485          23,530              -          238             -
  930.2 Miscellaneous General Expenses                    1,967,375         221,528              -            -             -
    931 Rents                                                56,603          56,754              -            -             -
    932 Maintenance of Structures and Equipment                   -               -              -            -             -
    935 Mtce-Communication EQ                                10,401               -              -            -             -
    401 Operation Expense                                         -               -              -            -             -
    403 Depreciation and Amortization Expense                80,657          80,657              -            -             -
    408 Taxes other than Income Taxes                     5,840,923         284,620        390,365       31,665        77,906
    409 Income Taxes                                       (165,699)       (165,699)             -            -             -
    410 Provision for Deferred Income Taxes                       -               -              -            -             -
    411 Provision for Deferred Income Taxes - Credit              -               -              -            -             -
  411.5 Investment Tax Credit                                     -               -              -            -             -
  426.1 Donations                                            62,802           1,501              -            -             -
  426.2 Life Insurance                                      756,505               -              -            -             -
  426.3 Penalties                                             1,502               -              -            -             -
  426.4 Civic, Political & Related Act.                     245,039               -            171            -             -
  426.5 Other Deductions                                  4,325,100         161,061            187            -         3,865
    427 Interest on Long Term Debt                                -               -              -            -             -
    430 Interest on Debt to Associate Companies                   -               -              -            -             -
    431 Other Interest Expense                            1,769,817               -              -            -             -
    588 Misc. Distrib. Exp.                                       -               -              -            -             -
                                                       ----------------------------------------------------------------------
        TOTAL EXPENSE                                   245,156,275      12,827,470      8,277,674      788,499     1,949,441
                                                       ======================================================================

ACCT    DESCRIPTION                                        PWR GEN      FUEL PR       TRNSMSN      REG AFR

    901 Supervision                                                -             -            -             -
    902 Meter Reading                                              -             -            -             -
    903 Customer Records & Collection Exp.                         -             -            -             -
    909 Infor. & Instruc. Adver                                    -             -            -             -
    912 Gen'l Marketing & Marketing Programs                       -             -            -             -
    913 Other Adver - Sales                                        -             -            -             -
    920 Salaries and Wages                                 6,149,287       485,707    3,224,847     2,506,406
    921 Office Supplies and Expenses                      23,545,166       346,850    2,507,766         2,665
    922 Administrative Expenses Transferred - Credit               -             -            -             -
    923 Outside Services Employed                            911,645             -          225       851,280
    924 Property Insurance                                         -             -            -             -
    925 Injuries and Damages                                  (1,172)         (131)        (529)           16
    926 Employee Pensions and Benefits                       334,237       165,019      632,408       177,705
    928 Regulatory Commission Expenses                             -             -            -       175,899
  930.1 General Advertising Expenses                               -             -            -             -
  930.2 Miscellaneous General Expenses                        66,001             -            -        15,746
    931 Rents                                                      -             -            -             -
    932 Maintenance of Structures and Equipment                    -             -            -             -
    935 Mtce-Communication EQ                                      -             -            -             -
    401 Operation Expense                                          -             -            -             -
    403 Depreciation and Amortization Expense                      -             -            -             -
    408 Taxes other than Income Taxes                        125,927        64,166      249,872     2,899,797
    409 Income Taxes                                               -             -            -             -
    410 Provision for Deferred Income Taxes                        -             -            -             -
    411 Provision for Deferred Income Taxes - Credit               -             -            -             -
  411.5 Investment Tax Credit                                      -             -            -             -
  426.1 Donations                                                  -             -            -             -
  426.2 Life Insurance                                             -             -            -             -
  426.3 Penalties                                                  -             -            -             -
  426.4 Civic, Political & Related Act.                            -        35,000            -         8,764
  426.5 Other Deductions                                     205,794             -            -        66,749
    427 Interest on Long Term Debt                                 -             -            -             -
    430 Interest on Debt to Associate Companies                    -             -            -             -
    431 Other Interest Expense                                     -             -            -             -
    588 Misc. Distrib. Exp.                                        -             -            -             -
                                                       ------------------------------------------------------
        TOTAL EXPENSE                                     31,336,885     1,096,611    6,614,589     6,705,027
                                                       ======================================================

        ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
        For the Year Ended December 31, 2001

        Schedule XVII - Schedule of Expense
        Distribution by Department or Service Function

        Instructions:
        Indicate each department or service function.
        (See Instruction 01-3 General Structure of
        Accounting System: Uniform System of Accounts).

ACCT    DESCRIPTION                                   ENV AFR        REG MKT    DO-RPR NW    DO-ENH NW    DO-AST MG      DO-OP MTN

    901 Supervision                                           -              -           -            -            -              -
    902 Meter Reading                                         -              -           -            -            -              -
    903 Customer Records & Collection Exp.                    -              -           -            -            -              -
    909 Infor. & Instruc. Adver                               -              -           -            -            -              -
    912 Gen'l Marketing & Marketing Programs                  -              -           -            -            -              -
    913 Other Adver - Sales                                   -              -           -            -            -              -
    920 Salaries and Wages                              690,675      4,824,020      60,454      120,903    1,687,125      1,405,259
    921 Office Supplies and Expenses                  1,826,370      2,471,140      69,512       73,279      656,311        387,930
    922 Administrative Expenses Transferred - Credit          -              -           -            -            -              -
    923 Outside Services Employed                     2,015,023        275,658         464            -        8,006            495
    924 Property Insurance                                    -              -           -            -            -              -
    925 Injuries and Damages                               (118)          (846)        (41)          13         (350)            64
    926 Employee Pensions and Benefits                  109,389        443,052      17,483        1,543      148,653         88,640
    928 Regulatory Commission Expenses                        -              -           -            -            -              -
  930.1 General Advertising Expenses                          -              -           -            -            -              -
  930.2 Miscellaneous General Expenses                  130,553            190           -            -            -              -
    931 Rents                                                 -              -           -            -            -              -
    932 Maintenance of Structures and Equipment               -              -           -            -            -              -
    935 Mtce-Communication EQ                                 -              -           -            -            -          2,099
    401 Operation Expense                                     -              -           -            -            -              -
    403 Depreciation and Amortization Expense                 -              -           -            -            -              -
    408 Taxes other than Income Taxes                    44,262        168,886       6,553          725       55,952         34,106
    409 Income Taxes                                          -              -           -            -            -              -
    410 Provision for Deferred Income Taxes                   -              -           -            -            -              -
    411 Provision for Deferred Income Taxes - Credit          -              -           -            -            -              -
  411.5 Investment Tax Credit                                 -              -           -            -            -              -
  426.1 Donations                                             -              -           -            -            -            272
  426.2 Life Insurance                                        -              -           -            -            -              -
  426.3 Penalties                                             -              -           -            -            -              -
  426.4 Civic, Political & Related Act.                       -              -           -            -            -              -
  426.5 Other Deductions                                      -         56,173           -            -           60              -
    427 Interest on Long Term Debt                            -              -           -            -            -              -
    430 Interest on Debt to Associate Companies               -              -           -            -            -              -
    431 Other Interest Expense                                -              -           -            -            -              -
    588 Misc. Distrib. Exp.                                   -              -           -            -            -            115
                                                     ------------------------------------------------------------------------------
        TOTAL EXPENSE                                 4,816,154      8,238,273     154,425      196,463    2,555,757      1,918,980
                                                     ==============================================================================

ACCT    DESCRIPTION                                     DO MGMT    FIN PLN BU    ACT/FIN R

    901 Supervision                                            -             -            -
    902 Meter Reading                                          -             -            -
    903 Customer Records & Collection Exp.                     -             -            -
    909 Infor. & Instruc. Adver                                -             -            -
    912 Gen'l Marketing & Marketing Programs                   -             -            -
    913 Other Adver - Sales                                    -             -            -
    920 Salaries and Wages                             1,060,290     1,232,803    2,668,260
    921 Office Supplies and Expenses                     269,646       116,556          295
    922 Administrative Expenses Transferred - Credit           -             -            -
    923 Outside Services Employed                         34,456       281,809      368,976
    924 Property Insurance                                     -             -            -
    925 Injuries and Damages                               4,205           (47)        (864)
    926 Employee Pensions and Benefits                   126,705       211,685      456,085
    928 Regulatory Commission Expenses                         -             -            -
  930.1 General Advertising Expenses                           -             -            -
  930.2 Miscellaneous General Expenses                         -             -           81
    931 Rents                                                  -             -            -
    932 Maintenance of Structures and Equipment                -             -            -
    935 Mtce-Communication EQ                                  -             -        1,580
    401 Operation Expense                                      -             -            -
    403 Depreciation and Amortization Expense                  -             -            -
    408 Taxes other than Income Taxes                     48,514        81,697      181,171
    409 Income Taxes                                           -             -            -
    410 Provision for Deferred Income Taxes                    -             -            -
    411 Provision for Deferred Income Taxes - Credit           -             -            -
  411.5 Investment Tax Credit                                  -             -            -
  426.1 Donations                                              -             9            -
  426.2 Life Insurance                                         -             -            -
  426.3 Penalties                                              -             -            -
  426.4 Civic, Political & Related Act.                        -             -            -
  426.5 Other Deductions                                       -      (282,600)         263
    427 Interest on Long Term Debt                             -             -            -
    430 Interest on Debt to Associate Companies                -             -            -
    431 Other Interest Expense                                 -             -        1,270
    588 Misc. Distrib. Exp.                                    -             -            -
                                                      -------------------------------------
        TOTAL EXPENSE                                  1,543,816     1,641,912    3,677,117
                                                      =====================================

        ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
        For the Year Ended December 31, 2001

        Schedule XVII - Schedule of Expense
        Distribution by Department or Service Function

        Instructions:
        Indicate each department or service function.
        (See Instruction 01-3 General Structure of
        Accounting System: Uniform System of Accounts).

ACCT    DESCRIPTION                                     TRD ENR     PAYROLL      CRP TX     FIN SYS    FIN&CNT A      IT STRT

    901 Supervision                                            -           -            -          -             -            -
    902 Meter Reading                                          -           -            -          -             -            -
    903 Customer Records & Collection Exp.                     -           -            -          -             -            -
    909 Infor. & Instruc. Adver                                -           -            -          -             -            -
    912 Gen'l Marketing & Marketing Programs                   -           -            -          -             -            -
    913 Other Adver - Sales                                    -           -            -          -             -            -
    920 Salaries and Wages                             1,109,496     410,161      934,134    288,422       740,077    1,801,197
    921 Office Supplies and Expenses                     859,038      34,332        3,983        122         6,212      858,438
    922 Administrative Expenses Transferred - Credit           -           -            -          -             -            -
    923 Outside Services Employed                         53,119      41,645      180,786     25,027       344,053       85,550
    924 Property Insurance                                     -           -            -          -             -            -
    925 Injuries and Damages                                 258         (46)        (162)       (11)         (213)         (67)
    926 Employee Pensions and Benefits                    97,790      56,529      137,166     50,867       129,276      335,244
    928 Regulatory Commission Expenses                         -           -            -          -             -            -
  930.1 General Advertising Expenses                           -           -            -          -             -            -
  930.2 Miscellaneous General Expenses                         -           -        2,806          -          (165)           -
    931 Rents                                                  -           -            -          -             -            -
    932 Maintenance of Structures and Equipment                -           -            -          -             -            -
    935 Mtce-Communication EQ                                  -           -            -          -             -            -
    401 Operation Expense                                      -           -            -          -             -            -
    403 Depreciation and Amortization Expense                  -           -            -          -             -            -
    408 Taxes other than Income Taxes                     35,534      22,625       53,091     20,080        50,850      120,390
    409 Income Taxes                                           -           -            -          -             -            -
    410 Provision for Deferred Income Taxes                    -           -            -          -             -            -
    411 Provision for Deferred Income Taxes - Credit           -           -            -          -             -            -
  411.5 Investment Tax Credit                                  -           -            -          -             -            -
  426.1 Donations                                              -           -            -          -             -            -
  426.2 Life Insurance                                         -           -            -          -             -            -
  426.3 Penalties                                              -           -            -          -             -            -
  426.4 Civic, Political & Related Act.                        -           -            -          -             -            -
  426.5 Other Deductions                                     265          10           25   (347,188)            -            -
    427 Interest on Long Term Debt                             -           -            -          -             -            -
    430 Interest on Debt to Associate Companies                -           -            -          -             -            -
    431 Other Interest Expense                                 -           -            -          -             -            -
    588 Misc. Distrib. Exp.                                    -           -            -          -             -            -
                                                     --------------------------------------------------------------------------
        TOTAL EXPENSE                                  2,155,500     565,256    1,311,829     37,319     1,270,090    3,200,752
                                                     ==========================================================================

ACCT    DESCRIPTION                                       IT OPER      CSH MGMT   CRP FIN S    INVST/SHR

    901 Supervision                                               -            -            -            -
    902 Meter Reading                                             -            -            -            -
    903 Customer Records & Collection Exp.                       67            -            -            -
    909 Infor. & Instruc. Adver                                   -            -            -            -
    912 Gen'l Marketing & Marketing Programs                     82            -            -            -
    913 Other Adver - Sales                                       -            -            -            -
    920 Salaries and Wages                               16,890,922      178,628      516,700       71,503
    921 Office Supplies and Expenses                     21,565,900       35,849       89,944      155,280
    922 Administrative Expenses Transferred - Credit              -            -            -            -
    923 Outside Services Employed                        17,356,621      999,997    1,647,213            -
    924 Property Insurance                                        -            -            -            -
    925 Injuries and Damages                                    216          (31)         (14)           -
    926 Employee Pensions and Benefits                     (325,688)      28,188       72,159            -
    928 Regulatory Commission Expenses                            -            -            -            -
  930.1 General Advertising Expenses                              -            -            -            -
  930.2 Miscellaneous General Expenses                       43,791            -            -            -
    931 Rents                                                     -            -            -            -
    932 Maintenance of Structures and Equipment                   -            -            -            -
    935 Mtce-Communication EQ                                 3,956            -            -            -
    401 Operation Expense                                         -            -            -            -
    403 Depreciation and Amortization Expense                     -            -            -            -
    408 Taxes other than Income Taxes                      (117,908)      10,945       27,676            -
    409 Income Taxes                                              -            -            -            -
    410 Provision for Deferred Income Taxes                       -            -            -            -
    411 Provision for Deferred Income Taxes - Credit              -            -            -            -
  411.5 Investment Tax Credit                                     -            -            -            -
  426.1 Donations                                                 -            -            -            -
  426.2 Life Insurance                                            -            -            -            -
  426.3 Penalties                                                 -            -            -            -
  426.4 Civic, Political & Related Act.                         822            -            -            -
  426.5 Other Deductions                                    122,697            -            -      197,320
    427 Interest on Long Term Debt                                -            -            -            -
    430 Interest on Debt to Associate Companies                   -            -            -            -
    431 Other Interest Expense                                    -        7,156            -            -
    588 Misc. Distrib. Exp.                                    (115)           -            -            -
                                                     -----------------------------------------------------
        TOTAL EXPENSE                                    55,541,363    1,260,732    2,353,678      424,103
                                                     =====================================================

        ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
        For the Year Ended December 31, 2001

        Schedule XVII - Schedule of Expense
        Distribution by Department or Service Function

        Instructions:
        Indicate each department or service function.
        (See Instruction 01-3 General Structure of
        Accounting System:Uniform System of Accounts).

ACCT    DESCRIPTION                                     RISK MGMT     STRTGC PL     LEGAL       INTRNL CO    BLDG OP MT    SECRTY

    901 Supervision                                               -            -            -            -            -           -
    902 Meter Reading                                             -            -            -            -            -           -
    903 Customer Records & Collection Exp.                        -            -            -            -            -           -
    909 Infor. & Instruc. Adver                                   -            -            -          629            -           -
    912 Gen'l Marketing & Marketing Programs                      -            -            -            -            -           -
    913 Other Adver - Sales                                       -            -            -            -            -           -
    920 Salaries and Wages                                        -      448,759    2,332,385      556,659    1,027,766     274,337
    921 Office Supplies and Expenses                      5,254,257       55,383    4,414,304      114,901    2,757,244     900,649
    922 Administrative Expenses Transferred - Credit              -            -            -            -            -           -
    923 Outside Services Employed                           507,384       51,207    3,829,022      251,286    4,380,839     248,730
    924 Property Insurance                                      303            -            -            -            -           -
    925 Injuries and Damages                                  6,062          (13)          87          (90)          70         (68)
    926 Employee Pensions and Benefits                            -       55,172      260,043       68,223       55,252      36,310
    928 Regulatory Commission Expenses                            -            -            -            -            -           -
  930.1 General Advertising Expenses                              -            -        4,545          103            -           -
  930.2 Miscellaneous General Expenses                      274,351            -      641,763            -            -           -
    931 Rents                                                     -            -            -            -            -           -
    932 Maintenance of Structures and Equipment                   -            -            -            -            -           -
    935 Mtce-Communication EQ                                     -            -            -            -            -           -
    401 Operation Expense                                         -            -            -            -            -           -
    403 Depreciation and Amortization Expense                     -            -            -            -            -           -
    408 Taxes other than Income Taxes                             -       20,683      102,621       27,457       23,049      13,457
    409 Income Taxes                                              -            -            -            -            -           -
    410 Provision for Deferred Income Taxes                       -            -            -            -            -           -
    411 Provision for Deferred Income Taxes - Credit              -            -            -            -            -           -
  411.5 Investment Tax Credit                                     -            -            -            -            -           -
  426.1 Donations                                                 -            -            -            -            -           -
  426.2 Life Insurance                                            -            -            -            -            -           -
  426.3 Penalties                                                 -            -            -            -            -           -
  426.4 Civic, Political & Related Act.                           -            -      196,007            -            -           -
  426.5 Other Deductions                                          -            -      375,710       16,932       23,763           -
    427 Interest on Long Term Debt                                -            -            -            -            -           -
    430 Interest on Debt to Associate Companies                   -            -            -            -            -           -
    431 Other Interest Expense                                    -            -            -            -            -           -
    588 Misc. Distrib. Exp.                                       -            -            -            -            -           -
                                                      -----------------------------------------------------------------------------
        TOTAL EXPENSE                                     6,042,357      631,191   12,156,487    1,036,100    8,267,983   1,473,415
                                                      =============================================================================

ACCT    DESCRIPTION                                       DOC SRV     R.O.W.    TRNSPR SR    PRCRMNT

    901 Supervision                                              -           -           -           -
    902 Meter Reading                                            -           -           -           -
    903 Customer Records & Collection Exp.                 259,622           -           -           -
    909 Infor. & Instruc. Adver                                  -           -           -           -
    912 Gen'l Marketing & Marketing Programs                     -           -           -           -
    913 Other Adver - Sales                                      -           -           -           -
    920 Salaries and Wages                                 145,250     301,093     430,629     669,904
    921 Office Supplies and Expenses                     3,552,425      (1,329)     88,731      99,838
    922 Administrative Expenses Transferred - Credit             -           -           -           -
    923 Outside Services Employed                        2,653,561     118,869       6,551     513,706
    924 Property Insurance                                       -           -           -           -
    925 Injuries and Damages                                  (168)       (224)          -         (49)
    926 Employee Pensions and Benefits                      12,604      32,687           -      98,828
    928 Regulatory Commission Expenses                           -           -           -           -
  930.1 General Advertising Expenses                             -           -           -           -
  930.2 Miscellaneous General Expenses                           -           -           -           -
    931 Rents                                                 (151)          -           -           -
    932 Maintenance of Structures and Equipment                  -           -           -           -
    935 Mtce-Communication EQ                                    -           -       1,600           -
    401 Operation Expense                                        -           -           -           -
    403 Depreciation and Amortization Expense                    -           -           -           -
    408 Taxes other than Income Taxes                        4,478      12,321           -      38,354
    409 Income Taxes                                             -           -           -           -
    410 Provision for Deferred Income Taxes                      -           -           -           -
    411 Provision for Deferred Income Taxes - Credit             -           -           -           -
  411.5 Investment Tax Credit                                    -           -           -           -
  426.1 Donations                                                -           -           -         189
  426.2 Life Insurance                                           -           -           -           -
  426.3 Penalties                                                -           -           -           -
  426.4 Civic, Political & Related Act.                          -           -           -           -
  426.5 Other Deductions                                         -           -           -           -
    427 Interest on Long Term Debt                               -           -           -           -
    430 Interest on Debt to Associate Companies                  -           -           -           -
    431 Other Interest Expense                                   -           -           -           -
    588 Misc. Distrib. Exp.                                      -           -           -           -
                                                        ----------------------------------------------
        TOTAL EXPENSE                                    6,627,621     463,417     527,511   1,420,770
                                                        ==============================================

        ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
        For the Year Ended December 31, 2001

        Schedule XVII - Schedule of Expense
        Distribution by Department or Service Function

        Instructions:
        Indicate each department or service function.
        (See Instruction 01-3 General Structure of
        Accounting System: Uniform System of Accounts).

ACCT    DESCRIPTION                                    STRTGC SO    MTRLS LOG   SRC SPPT     ORP HR      TCH&SAFT     INDS RLTN

    901 Supervision                                             -            -          -            -             -           -
    902 Meter Reading                                           -            -          -            -             -           -
    903 Customer Records & Collection Exp.                      -            -          -            -             -           -
    909 Infor. & Instruc. Adver                                 -            -          -            -             -           -
    912 Gen'l Marketing & Marketing Programs                    -            -          -            -             -           -
    913 Other Adver - Sales                                     -            -          -            -             -           -
    920 Salaries and Wages                                564,788      347,470    286,828    3,996,920       914,268      51,734
    921 Office Supplies and Expenses                        4,402       52,831     85,111   11,529,821       452,551         295
    922 Administrative Expenses Transferred - Credit            -            -          -            -             -           -
    923 Outside Services Employed                         304,793       76,524    191,748    1,518,245        77,171     128,448
    924 Property Insurance                                      -            -          -            -             -           -
    925 Injuries and Damages                                    1         (126)       (22)      93,691        25,653          49
    926 Employee Pensions and Benefits                     94,111       18,757     38,930    4,990,719       161,967       5,671
    928 Regulatory Commission Expenses                          -            -          -            -             -           -
  930.1 General Advertising Expenses                            -            -          -            -             -           -
  930.2 Miscellaneous General Expenses                          -            -          -          (15)            -           -
    931 Rents                                                   -            -          -            -             -           -
    932 Maintenance of Structures and Equipment                 -            -          -            -             -           -
    935 Mtce-Communication EQ                                   -            -          -            -             -           -
    401 Operation Expense                                       -            -          -            -             -           -
    403 Depreciation and Amortization Expense                   -            -          -            -             -           -
    408 Taxes other than Income Taxes                      37,111        7,369     14,876      222,267        59,851       2,651
    409 Income Taxes                                            -            -          -            -             -           -
    410 Provision for Deferred Income Taxes                     -            -          -            -             -           -
    411 Provision for Deferred Income Taxes - Credit            -            -          -            -             -           -
  411.5 Investment Tax Credit                                   -            -          -            -             -           -
  426.1 Donations                                             552          398        468            -             -           -
  426.2 Life Insurance                                          -            -          -      756,505             -           -
  426.3 Penalties                                               -            -          -            -             -           -
  426.4 Civic, Political & Related Act.                         -            -          -        4,275             -           -
  426.5 Other Deductions                                        -            -          -      207,505             -           -
    427 Interest on Long Term Debt                              -            -          -            -             -           -
    430 Interest on Debt to Associate Companies                 -            -          -            -             -           -
    431 Other Interest Expense                                  -            -          -    1,706,085             -           -
    588 Misc. Distrib. Exp.                                     -            -          -            -             -           -
                                                     ---------------------------------------------------------------------------
        TOTAL EXPENSE                                   1,005,758      503,223    617,939   25,026,018     1,691,461     188,848
                                                     ===========================================================================

ACCT    DESCRIPTION                                    EXEC MGMT         CORP           EXTERNAL MKTG.

    901 Supervision                                              -             -                  -
    902 Meter Reading                                            -             -                  -
    903 Customer Records & Collection Exp.                       -             -                  -
    909 Infor. & Instruc. Adver                                  -             -            129,522
    912 Gen'l Marketing & Marketing Programs                     -             -                  -
    913 Other Adver - Sales                                      -             -                  -
    920 Salaries and Wages                              12,931,690     1,462,573            915,035
    921 Office Supplies and Expenses                     1,045,692   (13,332,329)         1,082,078
    922 Administrative Expenses Transferred - Credit             -             -                  -
    923 Outside Services Employed                        4,091,474     1,266,173          1,046,883
    924 Property Insurance                                       -             -                  -
    925 Injuries and Damages                                   267             -               (173)
    926 Employee Pensions and Benefits                     602,256    (1,032,061)           124,760
    928 Regulatory Commission Expenses                           -             -                  -
  930.1 General Advertising Expenses                             -             -            193,069
  930.2 Miscellaneous General Expenses                         255       570,490                  -
    931 Rents                                                    -             -                  -
    932 Maintenance of Structures and Equipment                  -             -                  -
    935 Mtce-Communication EQ                                    -         1,166                  -
    401 Operation Expense                                        -             -                  -
    403 Depreciation and Amortization Expense                    -             -                  -
    408 Taxes other than Income Taxes                      236,682             -             48,229
    409 Income Taxes                                             -             -                  -
    410 Provision for Deferred Income Taxes                      -             -                  -
    411 Provision for Deferred Income Taxes - Credit             -             -                  -
  411.5 Investment Tax Credit                                    -             -                  -
  426.1 Donations                                           59,413             -                  -
  426.2 Life Insurance                                           -             -                  -
  426.3 Penalties                                                -         1,502                  -
  426.4 Civic, Political & Related Act.                          -             -                  -
  426.5 Other Deductions                                 2,051,992     1,352,374            112,143
    427 Interest on Long Term Debt                               -             -                  -
    430 Interest on Debt to Associate Companies                  -             -                  -
    431 Other Interest Expense                                   -        55,306                  -
    588 Misc. Distrib. Exp.                                      -             -                  -
                                                       --------------------------------------------
        TOTAL EXPENSE                                   21,019,721    (9,654,806)         3,651,546
                                                       ============================================

        ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
        For the Year Ended December 31, 2001

        Schedule XVII - Schedule of Expense
        Distribution by Department or Service Function

        Instructions:
        Indicate each department or service function.
        (See Instruction 01-3 General Structure of
        Accounting System: Uniform System of Accounts).

ACCT    DESCRIPTION                                       TG.

    901 Supervision
    902 Meter Reading
    903 Customer Records & Collection Exp.
    909 Infor. & Instruc. Adver
    912 Gen'l Marketing & Marketing Programs
    913 Other Adver - Sales
    920 Salaries and Wages
    921 Office Supplies and Expenses
    922 Administrative Expenses Transferred - Credit
    923 Outside Services Employed
    924 Property Insurance
    925 Injuries and Damages
    926 Employee Pensions and Benefits
    928 Regulatory Commission Expenses
  930.1 General Advertising Expenses
  930.2 Miscellaneous General Expenses
    931 Rents
    932 Maintenance of Structures and Equipment
    935 Mtce-Communication EQ
    401 Operation Expense
    403 Depreciation and Amortization Expense
    408 Taxes other than Income Taxes
    409 Income Taxes
    410 Provision for Deferred Income Taxes
    411 Provision for Deferred Income Taxes - Credit
  411.5 Investment Tax Credit
  426.1 Donations
  426.2 Life Insurance
  426.3 Penalties
  426.4 Civic, Political & Related Act.
  426.5 Other Deductions
    427 Interest on Long Term Debt
    430 Interest on Debt to Associate Companies
    431 Other Interest Expense
    588 Misc. Distrib. Exp.
        TOTAL EXPENSE


ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Departmental Analysis of Salaries - Account 920

                                                                             INCLUDED IN AMOUNTS BILLED TO:
                                                                                                                          NUMBER OF
                                                             TOTAL      PARENT               OTHER           NON-      PERSONNEL
                                                            AMOUNT        (LEC)         ASSOCIATES     ASSOCIATES    END OF YEAR

NAME OF DEPT OR SERVICE FUNCTION
Customer Service                                         5,594,303           -           5,594,303              -            156
Sales & Marketing                                        5,129,984           -           5,129,984              -             60
Metering                                                   618,267           -             618,267              -              5
Revenue Collection                                       1,116,285           -           1,116,285              -             23
Power Generation                                         6,149,287           -           6,149,287              -             62
Fuel  Procurement                                          485,707           -             485,707              -             10
Transmission                                             3,224,847           -           3,224,847              -             73
Regulatory Affairs Management                            2,506,406           -           2,506,406              -             13
Environmental Affairs Management                           690,675           -             690,675              -             10
Regulatory  Marketing                                    4,824,020           -           4,824,020              -             62
Distribution Oper-Repair Network Process                    60,454           -              60,454              -              1
Distribution Oper-Enhance Network Process                  120,903           -             120,903              -              -
Distribution Oper-Asset Mgmt                             1,687,125           -           1,687,125              -             23
Distribution Oper-Oper & Maintain Network Process        1,405,259           -           1,405,259              -             15
Distribution Oper-Management                             1,060,290           -           1,060,290              -             10
Financial Planning & Budgeting                           1,232,803           -           1,232,803              -             17
Accounting & Financial Reporting                         2,668,260           -           2,668,260              -             50
Trading Controls/Energy Mktg. Accounting                 1,109,496           -           1,109,496              -             18
Payroll                                                    410,161           -             410,161              -              7
Corporate Tax                                              934,135           -             934,135              -             14
Financial Systems                                          288,422           -             288,422              -              4
Financial & Contract Auditing                              740,077           -             740,077              -             12
IT Tech Strategy, Planning & Security                    1,801,197           -           1,801,197              -             23
IT Operations                                           16,890,922           -          16,890,922              -            191
Cash Mgmt & Investment Services                            178,628           -             178,628              -              3
Corporate Finance Services                                 516,700           -             516,700              -              7
Investor/Shareholder Relation Services                      71,503           -              71,503              -              -
Risk Management                                                  -           -                   -              -              -
Strategic Planning                                         448,759           -             448,759              -              3
Legal Services                                           2,332,385           -           2,332,385              -             19
Internal  Communications                                   556,659           -             556,659              -              6
Building Operations & Maintenance Services               1,027,766           -           1,027,766              -             10
Security  Services                                         274,337           -             274,337              -              4
Document Services                                          145,250           -             145,250              -              2
Right Of Way Services                                      301,093           -             301,093              -              3
Transportation Services                                    430,629           -             430,629              -              3
Procurement & Major Contracts                              669,904           -             669,904              -              4
Strategic Sourcing                                         564,788           -             564,788              -              8
Materials Logistic                                         347,470           -             347,470              -              6
Sourcing Support                                           286,828           -             286,828              -              5
Corporate Human Resources                                3,996,920           -           3,996,920              -             49
Technical & Safety Training                                914,268           -             914,268              -             13
Industrial Relations Management                             51,734           -              51,734              -              -
Executive Management Services                           12,931,690           -          12,931,690              -             34
Corporate                                                1,462,573           -           1,462,573              -              -
Government Affairs                                               -           -                   -              -              -
External & Brand Commun.                                   915,035           -             915,035              -             13

                                                        ----------   --------------------------------------------    -----------
TOTAL                                                   89,174,202           -          89,174,202              -          1,051
                                                        ==========   ============================================    ===========

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Outside Services Employed - Account 923

Instructions:

Provide a breakdown by subaccount of outside services employed. If the aggregate amount paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                 AMOUNT
----------------------------------------------   ----------------------------    -------------------------------   ---------

4Sight Corporation                               1302 Basswood Ct.                             NA                    517,901
                                                 Jeffersonville, IN 47130

Abney/Huninghake Design                          1177 E. Broadway                              NA                     32,624
                                                 Louisville, KY 40204

Accenture LLP                                    P.O. Box 70629                                NA                     36,747
                                                 Chicago, IL 60673

Access Computer Careers                          404 Republic Bldg.                            NA                    227,155
                                                 Louisville, KY 40202

Accountemps                                      P.O. Box 6248                                 NA                     65,418
                                                 Carol Stream, IL 60197

Actors Theatre of Louisville                     316 W. Main St.                               NA                    138,738
                                                 Louisville, KY 40202

Actuate Corp                                     701 Gateway Blvd, So.                         NA                     46,200
                                                 San Francisco, CA 94080

Ajilon LLC                                       2918 Collections Center Dr.                   NA                    215,527
                                                 Chicago, IL 60693

Altra Software Services Inc.                     1221 Lamar S. 950                             NA                     27,945
                                                 Houston, TX 77010

American Express Corp.                           Suite 0001                                    NA                  1,483,967
                                                 Chicago, IL 30335

American Management Assn. Intl                   P.O. Box 4725                                 NA                     25,750
                                                 Buffalo, NY 14240

Anacomp                                          P.O. Box 70368                                NA                     43,670
                                                 Chicago, IL 60673

Analysts International                           22062 Network Pl.                             NA                    153,754
                                                 Chicago, IL 60673

Andriot, James E                                 231 Breckenridge Ln. S202-D                   NA                     79,365
                                                 Louisville, KY 40207

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                AMOUNT
----------------------------------------------   ----------------------------    -------------------------------  ----------
Apar Infotech Corporation                        160 Technology Dr.                            NA                     51,412
                                                 Canonsburg, PA 15317

Arthur Andersen LLP                              P.O. Box 73233                                NA                    323,953
                                                 Chicago, IL 60672

ASAP Software Express Inc.                       P.O. Box 95414                                NA                    781,152
                                                 Chicago, IL 60694

AT&T                                             P.O. Box 9001309                              NA                    936,527
                                                 Louisville, KY 40290

Avaya Inc.                                       P.O. Box 27-850                               NA                    176,241
                                                 Kansas City, MO 64180

Axxis Inc.                                       845 S. Ninth St.                              NA                     35,503
                                                 Louisville, KY 40203

Ball Homes Inc.                                  P.O. Box 12950                                NA                     39,763
                                                 Lexington, KY 40583

Banc of America Vendor Finance                   File 39103                                    NA                    225,919
                                                 Los Angeles, CA 90074

Banctec Inc.                                     P.O. Box 910887                               NA                     68,004
                                                 Dallas, TX 75391

Bank of Montreal                                 115 S. LaSalle St.                            NA                    512,504
                                                 Chicago, IL 60603

Bank One Cash Management Services                P.O. Box 70176                                NA                     47,406
                                                 Chicago, IL 60673

Bank One Kentucky NA                             P.O. Box 94596                                NA                    160,235
                                                 Louisville, KY 40294

Bank One NA - ProCard                            P.O. Box 94596                                NA                  1,620,794
                                                 Louisville, KY 40294

BellSouth                                        P.O. Box 33009                                NA                  1,265,729
                                                 Charlotte, NC 28243

BellSouth Communication Systems                  P.O. Box 79045                                NA                     75,008
                                                 Baltimore, MD 21279

Bindview Development Corp                        5151 San Felipe S. 2100                       NA                    157,478
                                                 Houston, TX 77098

Bloomberg LP                                     P.O. Box 30244                                NA                     52,674
                                                 Hartford, CT 06150

BMC Software Distribution Inc.                   2101 City West Blvd                           NA                     86,088
                                                 Houston, TX 77042

Boehl Stopher and Graves LLP                     400 W. Market St. - S. 2300                   NA                    206,706
                                                 Louisville, KY 40202

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                AMOUNT
----------------------------------------------   ----------------------------    -------------------------------  ----------
Bomersbach, Denise M                             7001 Jennifer Dr.                             NA                     33,142
                                                 Georgetown, IN 47122

Bridgeway Software Inc.                          3355 W. Alabama - 3rd Fl                      NA                     47,009
                                                 Houston, TX 77098

Brownstown Electric Supply Co Inc.               P.O. Box L                                    NA                    415,389
                                                 Brownstown, IN 47220

Burns and McDonnell                              P.O. Box 411883                               NA                     66,769
                                                 Kansas City, MO 64141

Cellular One A Verizon Service                   P.O. Box 828419                               NA                     33,551
                                                 Philadelphia, PA 19182

Cendant Mobility Services                        P.O. Box 360287                               NA                     76,504
                                                 Pittsburgh, PA 15250

Center Court Communications                      3221 Ruckriegel Pkwy                          NA                     44,000
                                                 Louisville, KY 40299

Churchill Downs Inc.                             700 Central Ave.                              NA                     33,425
                                                 Louisville, KY 40208

Cingular Interactive LP                          P.O. Box 820006                               NA                     49,475
                                                 Philadelphia, PA 19182

Comfort Home of Kentucky                         780 Eden Rd.                                  NA                    143,782
                                                 Lancaster, PA 17601

Commerce One Inc.                                75 Remittance Dr. S.3083                      NA                    135,600
                                                 Chicago, IL 60675

Commercial Movers Inc.                           P.O. Box 710710                               NA                     31,780
                                                 Columbus, OH 43271

Commonwealth Printing Co.                        2901 S. 2nd St.                               NA                     27,804
                                                 Louisville, KY 40208

Compaq Computer Corp                             550 King St.                                  NA                    100,102
                                                 Littletor, MA 01460

Computer Associates International                One computer Associates Plaza                 NA                    255,614
                                                 Islandia, NY 11788

Computer Sales International                     10845 Olive Blvd  S. 300                      NA                    826,212
                                                 St. Louis, MO 63141

Computer Task Group Inc.                         P.O. Box 60073                                NA                     37,574
                                                 Charlotte, NC 28260

Compuware Corp                                   31440 Northwestern Hwy                        NA                     74,001
                                                 Farmington Hills, MI 48018

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                AMOUNT
----------------------------------------------   ----------------------------    -------------------------------  ----------
Convergent Group Corp.                           Dept. 348                                     NA                    404,859
                                                 Denver, CO 80291-0348

Creative Alliance                                P.O. Box 641266                               NA                  1,480,785
                                                 Cincinnati, OH 45264

CSC Research Services                            P.O. Box 905145                               NA                     75,000
                                                 Charlotte, NC 28290

D W Destiny Consulting Inc.                      P.O. Box 70398                                NA                     86,599
                                                 Louisville, KY 40270

Deloitte & Touche LLP                            P.O. Box 1613                                 NA                     94,843
                                                 Stamford, CT 06920

Dewey Ballantine                                 1301 Avenue of the Americas                   NA                    128,375
                                                 New York, NY 10019

Dispute Resolution Management Inc.               132 W. Pierpoint Ave. S.400                   NA                     89,748
                                                 Salt Lake City, UT 84101

Diversity Adventures Inc.                        104 Ridgeway Ave.                             NA                    136,163
                                                 Louisville, KY 40207

Document Control Systems Inc.                    1300 S. 4th St. S.150                         NA                    122,492
                                                 Louisville, KY 40208

Duncan Technologies                              32441 30th Ave.                               NA                     41,031
                                                 Stanton, MN 55018

Duplicator Sales and Service                     831 E. Broadway                               NA                     31,835
                                                 Louisville, KY 40204

Edison Electric Institute                        701 Pennsylvania Ave. NW                      NA                    541,911
                                                 Washington, DC 20004

Emplifi Inc.                                     P.O. Box 642915                               NA                     96,896
                                                 Pittsburgh, PA 15264

EPRI                                             3412 Hillview Ave.                            NA                    713,259
                                                 Palo alto, CA 94304

Essential Technologies                           1401 Rockville Pike - S.500                   NA                    105,861
                                                 Rockville, MD 20852

Evans Aetna Services LLC                         4807 Chenoweth Run Rd.                        NA                     34,037
                                                 Louisville, KY 40299

Executive Jet Aviation Inc.                      4536 Airport Rd.                              NA                    148,835
                                                 Cincinnati, OH 45226

Federal Energy Regulatory Comm                   888 First St. NE                              NA                    301,020
                                                 Washington, DC 20426

Filenet Corp                                     12312 Olive Blvd                              NA                     47,810
                                                 St. Louis, MO 63141

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                AMOUNT
----------------------------------------------   ----------------------------    -------------------------------  ----------

Financial Times Energy                           3333 Walnut St.                               NA                     90,700
                                                 Boulder, Co 80301

First Bank of Highland Park                      P.O. Box 1005                                 NA                    183,134
                                                 Highland Park, IL 60075

Fitch Ratings                                    55 E. Monroe St.                              NA                     55,000
                                                 Chicago, IL

Foresight Technology Group                       6670 W. Snowville Rd                          NA                    442,542
                                                 Brecksville, OH 44141

Freemarkets Inc.                                 P.O. Box 642962                               NA                     58,386
                                                 Pittsburgh, PA 15264

Frost Brown Todd LLC                             P.O. Box 70087                                NA                    597,451
                                                 Louisville, KY 40270

Gamblin, William W.                              528 Ridgewater Ct.                            NA                     81,427
                                                 Lexington, KY 40515

GE Capital IT Solutions                          P.O. Box 281724                               NA                    103,028
                                                 Atlanta, GA 30384

GE Smallworld Inc                                5600 Greenwood Plaza Blvd                     NA                    200,708
                                                 Englewood, CA 80111

Globalview Software                              223 W. Jackson Blvd.  S. 610                  NA                     33,000
                                                 Chicago, IL 60606

Goldman Sachs & Co.                              GPO 9081 Church St. Station                   NA                    275,551
                                                 New York, NY 10087

Greater Louisville Inc.                          600 W. Main St.                               NA                    135,245
                                                 Louisville, KY 40202

Greenebaum Doll & McDonald PLLC                  Section 469                                   NA                    203,067
                                                 Louisville, KY 40289

Group 1 Software                                 P.O. Box 79676                                NA                     61,908
                                                 Baltimore, MD 21279

Hewlett Packard                                  8000 Foothills Blvd                           NA                    384,559
                                                 Roseville. CA 95747

Host Communications Inc                          546 E. Main St.                               NA                     42,740
                                                 Lexington, KY 40508

Hunton & Williams                                1900 K Street NW                              NA                    109,995
                                                 Washington, DC 20006

ICR                                              P.O. Box 1050                                 NA                    658,505
                                                 Moorestown. NJ 08057

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                 AMOUNT
----------------------------------------------   ----------------------------    -------------------------------  ----------
Infinet Inc.                                     11403 Bluegrass Pkwy  S. 720                  NA                    101,952
                                                 Louisville, KY 40299

Information Intellect Inc.                       P.O. Box 1567                                 NA                     25,200
                                                 Marietta, GA 30061

Infotel Corp                                     15438 N. Florida Ave.   S. 204                NA                     40,623
                                                 Tampa, Fl 33613

Insight Media Advertising                        101 Prosperous Pl.  S. 250                    NA                     54,300
                                                 Lexington, KY 40509

Intecom Inc                                      106 E. Broadway                               NA                     64,015
                                                 Louisville, KY 40202

Internal Revenue Service                         P.O. Box 192                                  NA                    497,600
                                                 Covington, KY 41012

International Business Machines                  1177 Beltline Rd.                             NA                  1,044,243
                                                 Coppell, TX 75019

Investment Team Properties LLC                   8013 Brush Ln.                                NA                     27,500
                                                 Louisville, KY 40291

Iron Mountain                                    4111 Leghorn Dr.                              NA                     33,553
                                                 Louisville, KY 40218

Jackson & Kelly                                  P.O. Box  553                                 NA                     55,827
                                                 Charlestown, WV 25322

JD Edwards                                       Dept 770                                      NA                     39,567
                                                 Denver, Co 80271

JD Power and Assoc.                              30401 Agoura Rd.                                                    120,000
                                                 Agoura Hills, CA 91301                        NA

Jones Lang LaSalle Americas Inc.                 220 W. Main St. - S130                        NA                  3,548,632
                                                 Louisville, KY 40202

JP Morgan Securities Inc.                        60 Wall St.  6th Fl.                          NA                     33,976
                                                 New York, NY 10260

Jump Start Consulting Inc.                       11 Rosebud Ave.                               NA                     41,490
                                                 Erlanger, KY 41018

Keeneland Association Inc.                       4201 Versailles Rd.                           NA                     33,333
                                                 Lexington, KY 40592

Keith Randolph                                   P.O. Box 43382                                NA                     87,255
                                                 Louisville, KY 40253

Kentucky Chamber of Commerce                     P.O. Box 817                                  NA                     37,500
                                                 Frankfort, KY 40602

Kentucky Country Day School                      4100 Springdale Rd.                           NA                     48,837
                                                 Louisville, KY 40241

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                 AMOUNT
----------------------------------------------   ----------------------------    -------------------------------  ----------

Kentucky Industrial Utility                      36 E. 7th St.  S. 2110                        NA                    634,147
                                                 Cincinnati, OH 45202

Kentucky State Treasurer                         Revenue Cabinet                               NA                  1,097,416
                                                 Frankfort, KY 40602

Kforce.Com                                       4965 U.S. Hwy 42  S.2900                      NA                     37,028
                                                 Louisville, KY 40222

Kirkpatrick Inc.                                 601 Rothbury Ln.                              NA                     29,532
                                                 Louisville, KY 40243

Kirkpatrick, AA                                  601 Rothbury Ln.                              NA                     60,558
                                                 Louisville, KY 40243

Knowlagent                                       3157 Royal Dr.  S. 100                        NA                     29,750
                                                 Alpharetta, GA 30022

Koinonia Computing Inc.                          200 S. 5th St.  STE 201 S                     NA                    222,260
                                                 Louisville, KY 40202

Lakeshore Financial Staffing                     33112 Treasury Center                         NA                     62,262
                                                 Chicago, IL 60694

Landscape Lighting Co.                           13050 Middletown Industrial Blvd.             NA                    155,558
                                                 Louisville, KY 40223

Lexington Professional Baseball Co. LLC          1245 N. Broadway  S.140                       NA                     30,074
                                                 Lexington, KY 40505

Lexis Nexis                                      P.O. Box 2314                                 NA                     87,873
                                                 Carol Stream, IL 60132

Lightyear Communications                         P.O. Box 742516                               NA                     29,973
                                                 Cincinnati, OH 45274

Louisville Gas & Electric - Transportation       220 W. Main St.                               A                      65,534
                                                 Louisville, KY 40202

Louisville Baseball Club Inc                     P.O. Box 36407                                NA                     25,285
                                                 Louisville, KY 40233

Louisville Career Placement                      3418 Frankfort Ave.  S. 165                   NA                     69,291
                                                 Louisville, KY 40207

M S Gerber & Associates Inc.                     1357 West Lane Ave.                           NA                     27,292
                                                 Columbus, OH 43221

Majestic Systems Integration Co.                 103 Powell Ct.  S. 150                        NA                     91,245
                                                 Brentwood, TN 37027

Management Applications Consulting Inc.          2921 Windmill Rd.  S. 4                       NA                    134,402
                                                 Sinking Spring, PA 19608

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                 AMOUNT
----------------------------------------------   ----------------------------    -------------------------------  ----------

Marconi Communications                           1375 Transcanada Hwy                          NA                     71,785
                                                 Dorval, Quebec, Quebec H2W2P8

Maxim Group                                      P.O. Box 198572                               NA                     68,126
                                                 Atlanta, GA 30384

MCI Worldcom Communications Inc.                 P.O. Box 96008                                NA                     91,628
                                                 Charlotte, NC 28296

Merrill Communications LLC                       CM-9638                                       NA                     46,994
                                                 St. Paul, MN 55170

Microsoft Corp                                   7100 North State Hwy 161                      NA                     65,000
                                                 Irving, TX 75039

Moodys Investor Service                          P.O. Box 102597                               NA                    104,250
                                                 Atlanta, GA 30368

Morgan Stanley Dean Witter                       1633 Broadway  26th Fl.                       NA                     93,707
                                                 New York, NY 10019

Motorola Inc.                                    P.O. Box 93042                                NA                     27,970
                                                 Chicago, IL 60673

Mullins Harris & Jessee                          P.O. Box 1200                                 NA                     29,491
                                                 Norton, VA 24273

Murray Guard Inc.                                P.O. Box 30171                                NA                    146,603
                                                 Nashville, TN 37241

National Yellow Pages Direct                     14 Towne Park Ct.  S. 1                       NA                    134,930
                                                 Little Rock, AR 72227

New Age Technologies Inc.                        819 W. Main St.  S. 200                       NA                     85,048
                                                 Louisville, KY 40202

Nortel Networks Inc.                             3985 Collection Center Dr.                    NA                     84,438
                                                 Chicago, IL 60693

Occupational Physician Services of Louisville    901 W. Broadway                               NA                     40,779
                                                 Louisville, KY 40202

Officeware Inc.                                  P.O. Box 960706                               NA                    214,223
                                                 Cincinnati, OH 45796

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                 AMOUNT
----------------------------------------------   ----------------------------    -------------------------------  ----------

Ogden Newell and Welch                           1700 Citizens Plaza                           NA                    730,510
                                                 Louisville, KY 40202

OPS Plus Inc                                     2950 Breckenridge Ln. S. 9A                   NA                     34,753
                                                 Louisville, KY 40220

Oracle Corp.                                     P.O. Box 659804                               NA                    995,621
                                                 Redwood Shores, CA 94065

Overlook Apartments                              6643 Northridge Cir                           NA                     26,715
                                                 Louisville, KY 40207

PA Consulting Services Inc.                      P.O. Box 406301                               NA                     47,665
                                                 Atlanta, GA 30384

Para Protect Service Inc.                        5870 Trinity Pky                              NA                     46,409
                                                 Centreville, VA 20120

Payton & Associates                              210 Meidinger Tower                           NA                    102,560
                                                 Louisville, KY 40202

Peoplesoft USA Inc.                              Dept CH 10699                                 NA                    122,253
                                                 Palatine, IL 60055

Pinnacle Group Associates Inc.                   21298 Network Pl.                             NA                     77,981
                                                 Chicago, IL 60673

Piranha Pictures, Inc.                           701 Second Ave. S.                            NA                    242,200
                                                 Nashville, TN 37210

Platinum Technology Fin Svcs                     P.O. Box 642555                               NA                    148,000
                                                 Pittsburgh, PA 15264

Platts                                           3333 Walnut St.                               NA                     48,695
                                                 Boulder, CO 80301

PNC Bank NA                                      P.O. Box 33000                                NA                    295,725
                                                 Louisville, KY 40232

PNC Bank National Assn.                          Trade Service Operations                      NA                     39,486
                                                 3rd FL Annex, 237 5th Ave.
                                                 Pittsburgh, PA 15222

PNC Capital Markets Inc.                         Trade Service Operations                      NA                     94,897
                                                 3rd FL Annex, 237 5th Ave.
                                                 Pittsburgh, PA 15222

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                 AMOUNT
----------------------------------------------   ----------------------------    -------------------------------  ----------

Pomeroy Computer Resources Inc.                  908 Dupont Rd.                                NA                    333,400
                                                 Louisville, KY 40207

Postmaster                                       P.O. Box 31770                                NA                     44,189
                                                 Louisville, KY 40231

Powergen UK Plc                                  Westwood Way                                  A                     848,260
                                                 Westwood Business Park
                                                 Coventry CV4 8L6

Pricewaterhouse Coopers LLP                      P.O. Box 651376                               NA                    638,362
                                                 Charlotte, NC 28265

PSDI                                             100 Crosby Dr.                                NA                    146,300
                                                 Bedford, MA 01730

Pulsepoint Communications                        6307 Carpinteria Ave.                         NA                     27,660
                                                 Carpinteria, CA 93013

Purvis, Marybeth                                 1048 Deer Crossing Way                        NA                     54,219
                                                 Lexington, KY 40509

Radio Communications Systems                     1012 S. 6th St.                               NA                     37,663
                                                 Louisville, KY 40203

Rapidigm Inc.                                    8790 Governor's Hill Dr.  S. 204              NA                    118,652
                                                 Cincinnati, OH 45249

Remedy Intelligent Staffing                      101 Prosperous Pl.  S. 280                    NA                     67,843
                                                 Lexington, KY 40509

RHI Management Resources                         P.O. Box 6248                                 NA                     25,989
                                                 Carol Stream, IL 60197

Risk Management Services Corp                    211 Browns Ln.                                NA                    503,965
                                                 Louisville, KY 40207

Riverside Parking Inc.                           702 W. Market                                 NA                    219,158
                                                 Louisville, KY 40202

SBC Data Com Inc.                                1835 Shackleford Ct. S. 200                   NA                    132,433
                                                 Norcross, GA 30093

Scientech Inc.                                   1690 International Way                        NA                     44,124
                                                 Idaho Falls, ID 83402

Siebel Systems Inc.                              2207 Bridgepoint Pky                          NA                     25,000
                                                 San Mateo, CA 94404

Southeastern Electric Exchange                   3379 Peachtree Rd. NE                         NA                     30,983
                                                 Atlanta, GA 30326

Standard and Poors Corp                          P.O. Box 80-2542                              NA                    167,300
                                                 Chicago, IL 60680

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                 AMOUNT
----------------------------------------------   ----------------------------    -------------------------------  ----------

Stoll Keenon and Park LLP                        201 E. Main St. S. 1000                       NA                    271,138
                                                 Lexington, KY 40507

Stoner Associates                                P.O. Box 7777-W5015                           NA                     35,200
                                                 Philadelphia, PA 19175

Storage Technology Corp                          462 S. 4th Ave. S. 1640                       NA                    211,953
                                                 Louisville, KY 40202

Sungard Recovery Services Inc.                   P.O. Box 91233                                NA                     87,600
                                                 Chicago, IL 60693

Synergics Energy Services LLC                    191 Main St.                                  NA                    118,188
                                                 Annapolis, MD 21401

Sybase Inc                                       P.O. Box 6000                                 NA                     35,053
                                                 San Francisco, CA 94160

Technology Consulting Inc.                       140 Whittington Pky                           NA                     67,733
                                                 Louisville, KY 40222

Tek Systems                                      9420 Bunsen Pkwy S. 220                       NA                    215,052
                                                 Louisville, KY 40220

The Bank of New York                             101 Barclay St. 12W                           NA                    412,666
                                                 New York, NY 10286

The Prime Group LLC                              P.O. Box 7469                                 NA                     73,253
                                                 Louisville, KY 40257

The Relizon Company                              21386 Network Place                           NA                    346,487
                                                 Chicago, IL 60673

The Seelbach Hilton                              500 Fourth Ave.                               NA                     75,472
                                                 Louisville, KY 40202

Thrifty Car Rental                               3902 Crittenden Dr.                           NA                     56,583
                                                 Louisville, KY 40209

TMP Worldwide                                    P.O. Box 2169                                 NA                     27,594
                                                 Louisville, KY 40201

Todays Staffing Inc.                             P.O. Box 910270                               NA                    628,962
                                                 Dallas, TX 75391

Towers Perrin                                    P.O. Box 8500 S.6110                          NA                     26,325
                                                 Philadelphia, PA 19178

TP Technologies                                  4130 Outer Loop                               NA                     25,700
                                                 Louisville, KY 40219

Trans Lux Corp                                   110 Richards Ave.                             NA                    122,336
                                                 Norwalk, CT 06854

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                 AMOUNT
----------------------------------------------   ----------------------------    -------------------------------  ----------

Tremco                                           P.O. Box 93111                                NA                     53,053
                                                 Cleveland, OH 44193

Tripp, Warren D                                  2406 Willowbrook Ct.                          NA                     49,852
                                                 Prospect, KY 40059

Turner & Davis                                   P.O. Box 2796                                 NA                    199,580
                                                 Midland, TX 79702

TVA Watch                                        700 13th St. NW S. 950                        NA                     40,770
                                                 Washington, DC 20005

Twenty First Century Communications Inc          760 Northlawn Dr. S. 200                      NA                     94,751
                                                 Columbus, OH 43214

Unisource Worldwide Inc.                         7472 Collection Ctr Dr.                       NA                     76,137
                                                 Chicago, IL 60693

United Mail                                      4410 Bishop Ln.                               NA                    135,500
                                                 Louisville, KY 40218

United Parcel Service                            P.O. Box 505820                               NA                     45,461
                                                 The Lakes, NV 88905

United States Postal Service                     P.O. Box 31907                                NA                    323,548
                                                 Louisville, KY 40231

Urgent Treatment Ctr                             P.O. Box 70375                                NA                     38,958
                                                 Louisville, KY 40270

US Bank Trust National Association               CM 9533                                       NA                     58,785
                                                 St. Paul, MN 55170

Veritas Software Corp                            4500 Bowling Blvd. S. 105                     NA                     53,084
                                                 Louisville, KY 40207

Verizon                                          P.O. Box 660652                               NA                    295,719
                                                 Dallas, TX 75266

Verizon Advance Data                             P.O. Box 28001                                NA                     27,030
                                                 Lehigh Valley, PA 18002

Verizon Wireless                                 P.O. Box 630021                               NA                     37,772
                                                 Dallas, TX 75263

Verizon Wireless Messaging Services              P.O. Box 672038                               NA                     63,730
                                                 Dallas, TX 75267

Walters International Speaker bureau             18825 Hicrest Rd.                             NA                     43,614
                                                 Glendora, CA 91741

William M. Mercer Inc.                           1500 Meidinger Tower                          NA                    279,673
                                                 Louisville, KY 40294

                                                                                          RELATIONSHIP
                                                                                        "A" - ASSOCIATE
                                                                                          "NA" - NON -
FROM WHOM PURCHASED                              ADDRESS                                   ASSOCIATE                 AMOUNT
----------------------------------------------   ----------------------------    -------------------------------  ----------

World Arts Inc.                                  P.O. Box 597                                  NA                     29,948
                                                 Spencer, IN 47460

Wyatt Tarrant & Combs LLP                        PNC Plaza                                     NA                     37,995
                                                 Louisville, KY 40202

Xerox                                            9000 Wessex PL S. 100                         NA                  1,964,826
                                                 Louisville, KY 40222

Xodiax Inc                                       733 Barret Ave                                NA                     45,276
                                                 Louisville, KY 40204

Xpedx                                            P.O. Box 641157                               NA                     28,346
                                                 Pittsburgh, PA 15264

All Others (2029)                                                                            NA                  7,278,275

                                                 TOTAL ALL                                                        51,535,693

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Employee Pensions and Benefits - Account 926

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description                                                                              Amount

Life Insurance Expense                                                                  412,322
Medical Insurance Expense (Inc Retiree Medical, FAS 112, FAS 106)                     7,242,164
Dental Insurance Expense                                                                448,853
Pension Expense                                                                       1,792,371
401 (K) & 401 (K) Stock Drop-In Expense                                               1,121,973
                                                                                          8,710
                                                                                  -------------
                                                                                    11,026,395
                                                                                  =============

          ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
          For the Year Ended December 31, 2001

          General Advertising Expenses - Account 930.1

Instruction:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

                                                DIRECT
                                                 COSTS
                                               CHARGED
                                               -------
Name of Payee

Boston College CCC                               5,800
Clements Catering Inc.                           4,692
Creative Alliance                                7,459
Diversity Adventures Inc.                       12,575
Host Communications Inc.                        93,112
KY High School Athletic Assn.                   24,800
Mass Production Inc.                            14,800
Okolona Fire Protection District                 4,000
Wildcat Touchdown Club                           5,000
Lexington Fire Fighters                          3,000
Various                                         46,247
                                               -------
TOTAL                                          221,485
                                               =======

          ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
          For the Year Ended December 31, 2001

          Miscellaneous General Expenses - Account 930.2

Instruction:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441 (b) (2)) shall be separately classified.

                                                                              DIRECT
                                                                               COSTS
                                                                             CHARGED
                                                                           ---------
Description
930201 - Misc. Corporate Exp.                                                102,321
        Executive Mgmt Exp. - Telecom                        87,321
         Audit Fees Accrual - LG&E Energy Corp.              15,000

930203 - Research Work                                                       196,554
          EPRI DUES                                          66,001
          UARG DUES                                         130,553

930207 - Other Misc. Gen Exp.                                                752,285

          Charges to LG&E Capital Corp.
           Risk Management Insurance                         18,851
            Salary and Wages                                500,000
            Misc.                                              -224

          Charges to LG&E Enertech Inc.
            Phone                                            37,534
            Postage                                           2,858
            Misc.                                             2,018
            Employee Expenses                               145,032
             Dues                                             2,144
             Insurance                                       15,735

          Charges to LG&E Home Services Inc.
             Misc. Employee Expenses                         18,332
             Phone                                            3,213
              Rent                                            3,223
              Postage                                            36
              Misc. Gen Exp.                                  3,535

930209 - Nondeductible Penalties                                                  64
         Indiana Dept of Revenue                                 64

930222 - E.ON Merger Expense                                                 660,651
         Ogden Newell Welch (Legal Exp.)                    597,490
         Various (20 vendors)                                63,161

930250 - Broker Fees                                                         255,500
        Neace Lukens                                        255,500

                                                          --------------------------
TOTAL                                                     1,967,375        1,967,375
                                                          ==========================

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Rents - Account 931

Instruction:
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

                                                                           DIRECT
                                                                            COSTS
                                                                          CHARGED
                                                                          -------
Description
931001 - Rents Corporate HQ                                                 8,927
931100 - Rents Other                                                       47,676

                                                                          -------
TOTAL                                                                      56,603
                                                                          =======

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Taxes Other Than Income Taxes - Account 408

Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind Of Tax                                                          Amount

OTHER THAN U.S. GOVERNMENT TAXES

Real and Personal Prop Tax                                $        (927,721)
KY Public Service Commission Tax                          $       2,828,534
Tax - Non Income - Other                                  $             100
                                                          -----------------
TOTAL                                                     $       1,900,913
                                                          =================

U.S. GOVERNMENT TAXES

Federal Unemployment Insurance                            $         587,249
Federal Old Age Benefits Tax                              $       3,352,761
                                                          -----------------
TOTAL                                                     $       3,940,010
                                                          =================

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Donations - Account 426.1

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

Name of Recipient                                        Amount
American Red Cross                                        2,250
Boys & Girls Club Of Kentuckiana                            800
Casa                                                        800
Community Action Council                                  1,000
Cystic Fibrosis Foundation                                1,500
Financial Accounting Standards Board                      1,000
Greater Louisville Inc                                    3,000
The Mint Jubilee Inc.                                    37,120
University Of Louisville                                 11,000
West Louisville Boys Choir                                2,000
Others (7)                                                2,332
                                                    -----------
                                                         62,802
                                                    ===========

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Other Deductions - Account 426.5

Instructions
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

Description                                                      Name of Payee               Amount
426501 - Other Deductions
Outside Services                                                  Various                    85,030
Legal Outside Services                                            Various                    93,731
Marketing Fees and Expenses                                       Various                    55,820
Advertising Fees                                                  Various                    20,210
Sales and Promotion Expense                                       Various                    22,945
Insurance Fees                                                    Various                   123,045
Ex-Pat Expenses                                                   Various                   245,307
Labor/Burdens                                                     Various                    67,821
Officers Noncompete/Retention                                     Various                 1,105,312
Dues and Subscriptions                                            Various                     6,851
Fees and Permits                                                  Various                     7,535
Contributions                                                     Various                    63,276
Employee Meals/Travel Expenses                                    Various                    72,187
Miscellaneous                                                     Various                   142,790
                                                                                          ---------
                                                                                          2,111,858
                                                                                          ---------

426502, 426592 - SERP (Direct and Indirect)                                               ---------
Officers Supplemental Early Retirement Program                   Various                    534,139
                                                                                          ---------

426504, 426594 - Officers' TIA (Direct and Indirect)                                      ---------
Officers Team Incentive Award                                    Various                  1,511,771
                                                                                          ---------

426505, 426595 - Off Long-Term Incent (Direct and Indirect)                               ---------
Officers Long-Term Incentives                                    Various                    277,222
                                                                                          ---------

426510 - Powergen Costs                                                                   ---------
Powergen Costs                                                   Various                   -109,890
                                                                                          ---------

                                                                                          ---------
                                                                 TOTAL 426.5              4,325,100
                                                                                          =========

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Schedule XVIII - Notes to Statement of Income

See Notes to Financial Statements, Schedule XIV.

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Schedule XIX - Financial Data

If, at the time an annual report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


Item No.    Caption Heading                                                       Amount

1           Net Service Company Property                                         1,961,718
2           Total Investments                                                            -
3           Total Current and Accrued Assets                                    60,245,050
4           Total Deferred Debits                                                2,739,187
5           Balancing Amount for total Assets and Other Debits                           -
6           Total Assets and Other Debits                                       64,945,955
7           Total Proprietary Capital                                             (955,526)
8           Total Long-Term Debt                                                         -
9           Notes Payable                                                                -
10          Notes Payable to Associate Companies                                         -
11          Other Current and Accrued Liabilities                               66,280,340
12          Total Deferred Credits                                                 325,492
13          Accumulated Deferred Income Taxes                                            -
14          Total Liabilities and Proprietary Capital                           64,945,955
15          Services Rendered to Associate Companies                           245,156,275
16          Services Rendered to Non-associate Companies                                 -
17          Miscellaneous Income or Loss                                                 -
18          Total Income                                                       245,156,275
19          Salaries and Wages                                                  89,174,202
20          Employee Pensions and Benefits                                      11,026,395
21          Other Expenses                                                     144,955,678
22          Total Expenses                                                     245,156,275
23          Net Income (Loss)                                                            -
24          Total Expenses (Direct Costs)                                      233,015,904
25          Total Expenses (Indirect Costs)                                     12,140,371
26          Total Expenses (Total)                                             245,156,275
27          Number of Personnel End of Year                                          1,078

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

                              ORGANIZATIONAL CHART

Victor A. Staffieri                     President

        John R. McCall                      Vice President

        Frederick J. Newton III             Vice President

        Richard Aitken-Davies               Vice President and CEO

                S. Bradford Rives                  Vice President and Controller

                Daniel K. Arbough                  Treasurer

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

METHODS OF ALLOCATION

Information Systems Chargeback Rates - Rates for services, including but not limited to software, consulting, mainframe and personal computer services, are based on the costs of labor, materials and information services overheads related to the provision of each service. Such rates are applied based on the specific equipment employed and the measured usage of services by Client entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

Number of Customers Ratio - A ratio based on the number of retail electric and/or gas customers. This ratio will be determined annually based on the actual number of customers at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes. In some cases, the ratio may be calculated based on the type of customer class being served (i.e. Residential, Commercial or Industrial).

Number of Employees Ratio - A ratio based on the number of employees benefiting from the performance of a service. This ratio will be determined annually based on actual counts of applicable employees at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes. In some cases, a two-step assignment methodology is utilized to properly allocate SERVCO employee costs to the proper legal entity.

Departmental Charge Ratio - A specific SERVCO department ratio based upon various factors such as labor hours, labor dollars, departmental or Client entity headcount, etc. The departmental charge ratio typically applies to indirectly attributable costs (defined in Section V, Cost Apportionment Methodology) such as departmental administrative, support, and/or material and supply costs that benefit more than one affiliate and that require allocation using general measures of cost causation. Methods for assignment are department-specific depending on the type of product or service being performed and are documented and monitored by the PUHCA Compliance Manager on a monthly basis to ensure consistent and proper application and periodic true-up, where necessary, for SERVCO billing purposes.

Electric Peak Load Ratio - Based on the sum of the monthly electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company and the denominator of which is for all operating companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Revenue Ratio - Based on the sum of the revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Payroll Ratio - Based on the sum of the payroll at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Total Assets Ratio - Based on the total assets at year end for the preceding year, the numerator of which is for an operating company or affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes. In the event of joint ownership of a specific asset, asset ownership percentages will be utilized to assign costs.

Contract Ratio - Based on the sum of the physical amount (i.e. tons of coal, cubic feet of natural gas) of the contract for both coal and natural gas at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Shareholder Ratio - Based on the average number of preferred shareholders at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined on an annual basis, or at such time as may be required due to significant changes.

Number of Meters Ratio - Ratio based on the number or types of meters being utilized by all levels of customer classes within the system for the immediately preceding twelve consecutive calendar months. The numerator is equal to the number of meters for a specific Client entity and the denominator is equal to such expenditures for all applicable client entities. This ratio will be determined annually, or at such time as may be required due to significant change.

Number of Transactions Ratio - Based on the sum of transactions occurring in the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected would affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined on a monthly basis, or at such time as may be required due to significant changes. For example, services with regard to Procurement and Major Contracts define a transaction as the number of contracts negotiated. Services pertaining to Materials Logistics would define the transaction as the number of items ordered, picked and disbursed out of the warehouse. Services pertaining to Accounts Payable would define the transaction as the number of invoices processed. Similar to the Departmental Charge Ratio, defined previously, the PUHCA Compliance Manager is responsible for maintaining and monitoring specific product/service methodology documentation and periodic true-up requirements for actual transactions related to SERVCO billings.

Retail Revenue Ratio - Based on utility revenues, excluding energy marketing revenues, for the immediate preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affiliate and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Energy Marketing Ratio - Based on the absolute value of equivalent megawatt hours purchased or sold for the immediate preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affiliate and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Regulatory Mandate Ratios - Based on Federal or state mandated percentage allocations based on regulatory proceedings and requirements. These ratios are typically developed in concert with regulatory authorities representing the results of merger or joint asset ownership negotiations and are supported by specific contracts regarding legal entity allocation requirements. Contract terms and periodic updates, if necessary, are maintained and monitored by the PUHCA Compliance Manager and SERVCO departmental management.

Project Ratio - Based on the total costs for any departmental or affiliate project at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an operating company or an affected affiliate company and the denominator of which is for all operating companies and affected affiliate companies. This ratio will be determined on a monthly basis, or at such time as may be required due to significant changes.

Transportation Resource Management System Chargeback Rate - Rates for use of transportation equipment are based on the costs associated with providing and operating transportation fleet for all affiliated companies including developing fleet policy, administering regulatory compliance programs, managing repair and maintenance of vehicles and procuring vehicles. Such rates are applied based on the specific equipment employment and the measured usage of services by Client entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

Non-Fuel Material and Services Expenditures - A ratio based on non-fuel material and services expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months. The numerator is equal to such expenditures for a specific Client entity and/or line-of-business as appropriate and the denominator is equal to such expenditures for all applicable Client entities. This ratio will be determined annually, or at such time as may be required due to a significant change.

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Annual Statement of Compensation for Use of Capital Billed

Not Applicable

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                     LG&E ENERGY SERVICES INC.
                                        (Name of Reporting Company)


                                     By: /s/ John R. Mccall
                                        -----------------------------------
                                             John R. McCall
                                             Vice President and Secretary

                                     Date: April 30, 2002

ANNUAL REPORT TO THE SEC OF LG&E ENERGY SERVICES INC.
For the Year Ended December 31, 2001

Supplemental - Service Transactions among the Powergen System and LG&E Energy Group

Instructions:

As stated in the merger order:

Services rendered by individual Powergen system companies included the assessment of environmental control options for coal-fired plants, evaluation and recommendation of the key component design for coal plant and combustion turbines, environmental modeling, analysis and resolution of plant operational, performance, availability and reliability issues, and specialist analysis of component failures of turbines, boiler tubes, and pressure parts at the LG&E Energy Group Plant facilities. In addition, several Powergen employees are assigned to work in the US for the LG&E Energy Group. These salaries and expenses if the ex-patriot employees are reimbursed to Powergen. Individual job descriptions are listed below.

Services rendered by individual LG&E Energy Group companies were mainly labor and general expenses of individuals doing specialized work for the Powergen system companies. This work included regulatory filings, engineering policy, Information Technology Integration and Investment/Shareholder expenses. Also, two employees were assigned to work in UK at Powergen. Those salaries and expenses were reimbursed by Powergen. Several items were expenses of Powergen and were paid by the LG&E Energy Group companies, with reimbursement from Powergen. Descriptions are on each line item below.

                                                      Service                       Service
Description of Services                Amount         Performed By:                 Received By:
-----------------------                ------         -------------                 ------------
Kentucky Utilities Company Ghent
Furnace Refractory Study               $      4,600   Power Technology              Kentucky Utilities Company

EW Brown GT24 Turbine Failure Support  $     19,031   Power Technology              Kentucky Utilities Company

EER Reburn Tests Support               $      9,588   Power Technology              Western Kentucky Energy Corp.

CFD Support for LGE SCR                $      3,350   Power Technology              LG&E Energy Group

Midas Model Configuration              $     17,326   Power Technology              LG&E Energy Marketing

Model of Gas Leaks in CT Enclosures    $     25,650   Power Technology              Louisville Gas and Electric Company
                                                                                    and Kentucky Utilities Company

Gregory Chilling                       $     26,999   Power Technology              LG&E Power Inc.

LG&E Coal Sampling Audit               $     19,070   Power Technology              LG&E Energy Group

LG&E Generic NOX Technology Update     $      2,600   Power Technology              LG&E Energy Group

Coleman PS Fatality Board of Inquiry   $     61,140   Power Technology              Western Kentucky Energy Corp.

Mill Creek 4 Superheater Design        $     12,000   Power Technology              Louisville Gas and Electric Company

Ghent U3 Reheater Mod Study            $      6,480   Power Technology              Kentucky Utilities Company

Trimble County Boiler Tube Service     $     11,870   Power Technology              Louisville Gas and Electric Company

EPRI Megasymposium - Expenses to
attend Seminar                         $     16,000   Power Technology              LG&E Energy Group

Cane Run S/H Overheating               $      8,360   Power Technology              Louisville Gas and Electric Company

Mill Creek 3B Transformer              $     11,925   Power Technology              Louisville Gas and Electric Company

Trimble County 2 Technology Screen     $      3,664   Power Technology              Louisville Gas and Electric Company

NOX & Combustion Support               $     12,000   Power Technology              Louisville Gas and Electric Company

EW Brown GT-24 Over-fueling Risk       $     17,040   Power Technology              Kentucky Utilities Company

Trimble Cooling Towers                 $      9,500   Power Technology              Louisville Gas and Electric Company

NOX Support 2                          $     35,000   Power Technology              Western Kentucky Energy Corp.

EPRI Env Sector Advisory Meeting
- Expenses to Attend Meeting           $      9,750   Power Technology              LG&E Energy Group

Henderson Plume Opacity Study          $      7,425   Power Technology              Western Kentucky Energy Corp.

NOX Compliance - Plant Assessment      $     94,000   Power Technology              LG&E Energy Group

                                       $     11,528   Power Technology              Louisville Gas and Electric Company

Trimble St Increased Output            $      9,715   Power Technology              Louisville Gas and Electric Company

Monroe CT: Plant Noise Measurements    $      7,850   Power Technology              LG&E Power Inc.

Airborne Technologies Due Diligence    $     12,500   Power Technology              LG&E Capital Corp.

                                                      Service                       Service
Description of Services                Amount         Performed By:                 Received By:
-----------------------                ------         -------------                 ------------
Assessment of Coleman FGD SPEC         $      4,960   Power Technology              Western Kentucky Energy Corp.

Ghent MOD Performance Review           $      8,640   Power Technology              Kentucky Utilities Company

Paterson Secondment - Ex-patriot
Relocation Expenses                    $     23,455   Power Technology              LG&E Energy Group

Rowntree Secondment - Ex-patriot
Relocation Expenses                    $     25,143   Power Technology              LG&E Energy Group

Ex-Patriot Salaries and Expenses
- Engineering                          $      9,030   Powergen plc                  Louisville Gas and Electric Company
                                       $      1,760   Powergen plc                  Kentucky Utilities Company
                                       $  1,185,442   Powergen plc                  LG&E Capital Corp.
                                       $        128   Powergen plc                  LG&E Energy Marketing Inc.
                                       $      6,005   Powergen plc                  LG&E Power Development Inc. (Fairfax)
                                       $     71,806   Powergen plc                  LG&E Power Development Inc. (Tiger Creek)
                                       $     26,666   Powergen plc                  LG&E Power Inc.
                                       $     19,785   Powergen plc                  Western Kentucky Energy Corp.

Ex-Patriot Salaries and Expenses
- Human Resources                      $     77,855   Powergen plc                  Louisville Gas and Electric Company
                                       $     70,986   Powergen plc                  Kentucky Utilities Company
                                       $     73,247   Powergen plc                  LG&E Capital Corp.
                                       $      5,770   Powergen plc                  LG&E Home Services Inc.
                                       $      2,885   Powergen plc                  LG&E Enertech Inc.
                                       $      2,716   Powergen plc                  LG&E Power Inc.
                                       $      2,193   Powergen plc                  Western Kentucky Energy Corp.
                                       $        405   Powergen plc                  LG&E Energy Marketing Inc.

Ex-Patriot Salaries and Expenses
- Accounting/Finance                   $    120,624   Powergen plc                  Louisville Gas and Electric Company
                                       $    101,861   Powergen plc                  Kentucky Utilities Company
                                       $    160,327   Powergen plc                  LG&E Capital Corp.
                                       $     33,112   Powergen plc                  LG&E Energy Marketing Inc.

Ex-Patriot Salaries and Expenses
- Transition                           $     87,607   Powergen plc                  Louisville Gas and Electric Company
                                       $     77,460   Powergen plc                  Kentucky Utilities Company
                                       $    126,386   Powergen plc                  LG&E Capital Corp.

Ex-Patriot Salaries and Expenses
- OPC                                  $     59,846   Powergen plc                  LG&E Energy Marketing Inc.

Investment/Shareholder Relations       $    247,970   LG&E Energy Services Inc.     Powergen plc

Legal                                  $    572,026   LG&E Energy Services Inc.     Powergen plc

Corporate Communications (Ex-Pat
assignment)                            $    125,902   LG&E Energy Services Inc.     Powergen plc

Strategic Sourcing - Global
eProcurement                           $    122,770   LG&E Energy Services Inc.     Powergen plc

Engineering Policy-Group
Engineering                            $     51,827   LG&E Energy Services Inc.     Powergen plc

IT Integration                         $        651   LG&E Energy Services Inc.     Powergen plc

Dir. Chain & Operating Services
(Ex-Pat assignment)                    $     51,799   LG&E Energy Services Inc.     Powergen plc

Accounting - Powergen Shelf
Registration - Expenses                $     91,200   LG&E Energy Services Inc.     Powergen plc
(Expenses Paid by LG&E Services
for Powergen plc)

Health & Safety Management
Seminars - Expenses                    $     31,577   LG&E Energy Services Inc.     Powergen plc
(Expenses Paid by LG&E Services
for Powergen plc)

Miscellaneous- Travel Exp. of
Powergen employees while in US         $      9,343   LG&E Energy Services Inc.     Powergen plc
(Expenses Paid by LG&E Services
for Powergen plc)

Executive Officer Off-site meeting
expenses - Cincinnati                  $     17,857   LG&E Energy Services Inc.     Powergen plc
(Expenses Paid by LG&E Services
for Powergen plc)

                                                   LG&E Energy Group
                                              Employees Performing Service
Description of Services                    Absolute                Percentage
-----------------------                    --------                ----------
Investment/Shareholder Relations           6                       0.14%

Legal                                      6                       0.14%

Corporate Communications (Ex-Pat
assignment)                                1                       0.02%

Strategic Sourcing - Global
eProcurement                               5                       0.12%

Engineering Policy-Group
Engineering                                1                       0.02%

IT Integration                             1                       0.02%

Dir. Chain & Operating Services
(Ex-Pat assignment)                        1                       0.02%

Total LG&E Group Employees engaged
in rendering services:                     21                      0.50%